Filed pursuant to Rule 424(b)(2)
Registration File No.: 333-152548

CALCULATION OF REGISTRATION FEE

			Proposed maximum	Proposed maximum
	Amount to be		offering price	aggregate offering		Amount of
Title of each class of securities to be registered	registered		per share	price		registration fee

Common Stock, par value $0.001 per share	135,806,007	(1)	N/A	$367,236,732	(2)	$14,432.40	(3)

(1)	Pursuant to Rule 416 of the Securities Act of 1933, as amended, there is also registered hereby an indeterminable number of shares of common stock that may be issued pursuant to anti-dilution provisions of the convertible senior notes and the warrants described herein.

(2)	The proposed maximum aggregate offering price is calculated (i) for the shares issuable upon conversion of the convertible senior notes, pursuant to Rule 457(c) based on the market value of Sirius common stock being registered, as established by the average of the high and low prices of Sirius common stock as reported on the NASDAQ Global Select Market on July 25, 2008, which was $2.30, and (ii) for the shares issuable pursuant to the warrants, pursuant to Rule 457(g) based on the exercise price per share of the Sirius stock issuable pursuant to the warrants and the aggregate number of shares of Sirius stock issuable pursuant thereto.

(3)	A registration fee of $138,458.75 was paid in connection with the Registration Statement (333-144845) on Form S-4 of Sirius, as filed with the Commission on July 25, 2007, to register 1,701,908,350 shares of Sirius common stock. Pursuant to Rule 457(p) of the Securities Act, $10,987.09 of the registration fee paid under this Registration Statement on Form S-4 will be used to offset against the registration fee due for this registration statement, leaving $3,445.31 due in connection with this registration statement.

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 25, 2008)

135,806,007 Shares

COMMON STOCK

This prospectus supplement relates to (i) an aggregate of up to 84,896,160 shares of our common stock that we may issue upon conversion of two series of existing convertible notes of XM Satellite Radio Holdings Inc., or Holdings, and XM Satellite Radio Inc., or XM Inc., and (ii) an aggregate of up to 50,909,847 shares of our common stock that we may issue upon exercise of four series of Class A common stock purchase warrants originally issued by Holdings.

On February 19, 2007, we entered into an Agreement and Plan of Merger with Holdings to effect a strategic merger combining our business with that of Holdings through the merger of Holdings with our wholly-owned subsidiary, resulting in Holdings and its subsidiaries, including XM Satellite Radio Inc., becoming direct or indirect wholly-owned subsidiaries of us. In the merger, each share of Holdings’ Class A common stock will be converted into the right to receive 4.6 shares of our common stock, par value $0.001 per share.

As of the date of this prospectus supplement, Holdings had outstanding the following two series of convertible notes that will become exchangeable into our common stock instead of shares of Holdings’ Class A common stock upon closing of the pending merger: (i) $400 million aggregate principal amount of 1.75% Convertible Senior Notes due 2009, which we refer to as the 1.75% Notes, and (ii) $33.2 million aggregate principal amount of 10% Senior Secured Discount Convertible Notes due 2009, which we refer to as the Discount Notes and, together with the 1.75% Notes, the Convertible Senior Notes. The 1.75% Notes will initially become exchangeable into 92.0 shares of our common stock per $1,000 principal amount and the Discount Notes will initially become exchangeable at a conversion price of $0.69 per share of our common stock. The Convertible Senior Notes are subject to further adjustments in the future under their terms.

In addition, Holdings has outstanding four series of warrants: (i) the warrants issued by Holdings in connection with the 14% Senior Secured Notes due 2010, which we refer to as the 2010 warrants, (ii) the warrants issued by Holdings in connection with the 14% Senior Secured Discount Notes due 2009, which we refer to as the 2009 warrants, (iii) the warrant issued by Holdings pursuant to its satellite contract for its XM-4 satellite, which we refer to as the XM-4 warrant, and (iv) the warrant issued by Holdings pursuant to its satellite contract for its XM-5 satellite, which we refer to as the XM-5 warrant. Under the terms of each series of warrants, as a result of the merger, each outstanding and unexercised warrant which prior to the effective date of the merger represented a right to acquire shares of Class A common stock of Holdings will entitle the holder to receive, upon exercise of the warrant, 4.6 shares of our common stock for each share of Holdings common stock that the warrant was exercisable for immediately prior to the merger. The warrants are subject to further adjustment in the future under their terms. Upon closing of the pending merger with Holdings, the 2010 warrants will enable holders to purchase a total of 13,125,861 shares of our common stock at a purchase price of $9.83 per share, the 2009 warrants will enable holders to purchase a total of 33,643,986 shares of our common stock at a purchase price of $0.69 per share, the XM-4 warrant will enable its holder to purchase a total of 2,300,000 shares of our common stock at a purchase price of $2.94 per share and the XM-5 warrant will enable its holder to purchase a total of 1,840,000 shares of our common stock at a purchase price of $7.05 per share.

Assuming the warrants are exercised in full for cash, we will receive aggregate proceeds in the amount of approximately $171,975,563. We will not receive any proceeds from conversion of the Convertible Senior Notes, as all proceeds relating to the Convertible Senior Notes were received by XM at the time these notes were originally issued.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SIRI.” The last reported sale price of our common stock on the Nasdaq Global Select Market on July 25, 2008 was $2.25 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-14 of this prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

July 28, 2008.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated,

•	“Sirius,” “we,” “us,” “our” and similar terms refer to Sirius Satellite Radio Inc. and its subsidiaries,

•	“XM Holdings” and “Holdings” refer to XM Satellite Radio Holdings Inc.,

•	“XM Inc.” refers to XM Satellite Radio Inc., the direct subsidiary of XM Holdings, and

•	“XM” refers to XM Holdings and its subsidiaries including XM Inc.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein, include forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “will” and similar expressions are intended to identify forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to growth, expected levels of expenditures and statements expressing general optimism about future operating results, are forward-looking statements. Similarly, statements that describe our business strategy, outlook, objectives, plans, intentions, the expected benefits of the merger, including synergies or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. These risks and uncertainties include, but are not limited to, those described in “Risk Factors” included in this prospectus supplement and the accompanying prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which we filed with the Securities and Exchange Commission (“SEC”) on February 29, 2008, as amended by Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 29, 2008 and XM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which was filed with the SEC on February 28, 2008, as amended by Amendment No. 1, which was filed with the SEC on April 29, 2008, and Item 8.01 of XM’s Current Report, filed on July 21, 2008. These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this prospectus supplement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TRADEMARKS

We own or have rights to trademarks, service marks and trade names that we use in conjunction with the operation of our business. Each trademark, service mark or trade name of any other company appearing in this prospectus supplement belongs to its holder.

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SUMMARY

This summary highlights selected information about us and the offering of shares of our common stock. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus.

Unless otherwise indicated or the context otherwise requires, information included or incorporated by reference in this prospectus supplement with respect to Sirius and XM describes each of such entities as a stand-alone business prior to giving effect to the merger and disclosure relating to Sirius and XM, respectively, has been prepared by management of each such entity. References to the “combined company” refer to Sirius, after giving effect to the merger of Holdings and Vernon Merger Corporation (the “merger”), pursuant to which Holdings will become a wholly-owned subsidiary of Sirius.

SIRIUS

Overview

We are a satellite radio provider in the United States through our SIRIUS brand. We offer over 130 channels to our subscribers — 69 channels of 100% commercial-free music and 65 channels of sports, news, talk, entertainment, traffic, weather and data. Our core strategy is to provide the best audio entertainment programming to our subscribers. We offer SIRIUS programming over multiple platforms in addition to our satellite and terrestrial repeater network. We also offer certain ancillary services, including SIRIUS Backseat TV, traffic flow, weather and other in-vehicle information services.

Our primary source of revenue is subscription fees, with most of our customers subscribing to SIRIUS on an annual, semi-annual, quarterly or monthly basis. As of June 30, 2008, we had 8.924 million subscribers. In addition, we derive revenue from activation fees, the sale of advertising on some of our non-music channels, and the direct sale of SIRIUS radios and accessories.

Most or our subscribers receive our services through SIRIUS radios, which are sold by automakers, consumer electronics retailers and mobile audio dealers, and through our website. We have agreements with Chrysler, Dodge, Jeep, Mercedes-Benz, Ford, Mitsubishi, BMW, Volkswagen, Kia, Bentley, Audi, Lincoln, Mercury, Mazda, Land Rover, Jaguar, Volvo, Aston Martin, MINI, Maybach, Rolls-Royce and Automobili Lamborghini to offer SIRIUS radios as factory or dealer-installed equipment in their vehicles. SIRIUS radios for the car, truck, home, RV and boat are available in approximately 20,000 retail locations, including Best Buy, Circuit City, Costco, Crutchfield, Sam’s Club, Target and Wal-Mart and through RadioShack on an exclusive basis. SIRIUS radios are also offered to renters of Hertz vehicles at airport locations nationwide.

In 2005, SIRIUS Canada Inc., a Canadian corporation owned by us, Canadian Broadcasting Corporation and Standard Radio Inc., launched service in Canada. SIRIUS Canada currently offers 120 channels of commercial-free music and news, sports, talk and entertainment programming, including 11 channels of Canadian content. As of June 12, 2008, SIRIUS Canada had over 750,000 subscribers.

Our Programming

We offer a dynamic programming lineup of over 130 channels to our subscribers — 69 channels of 100% commercial-free music and 54 channels of sports, news, talk, and entertainment; 11 channels of traffic and weather; and informational data services. Our programming lineup changes from time to time as we strive to attract new subscribers, to create content that appeals to a broad range of audiences and to satisfy our existing subscribers.

Our music channels offer an extensive selection of music genres — from rock, pop and hip-hop to country, dance, jazz, Latin and classical. Within each genre we offer a range of formats, styles and recordings. All of our music channels are broadcast commercial-free. Our channels are produced, programmed and hosted by a team of experts in their fields, including musical performers such as Eminem, Jimmy Buffett, Little Steven Van Zandt, and other unique personalities such as Cousin Brucie, Tony Hawk, and several of the original MTV veejays.

Live play-by-play sports is an important part of our programming strategy. We are the Official Satellite Radio Partner of the National Football League, with exclusive satellite radio rights to use the NFL logo and collective NFL team trademarks. We broadcast live coverage of all NASCAR Sprint Cup Series, NASCAR Nationwide Series and NASCAR Craftsman Truck Series races.

Our diverse spectrum of talk programming, which includes over 25 talk and entertainment channels programmed for a variety of audiences, is a significant differentiator from terrestrial radio and other audio entertainment providers. In January 2006, Howard Stern moved his radio show to SIRIUS from terrestrial radio as part of two channels being programmed by Howard Stern and us. Our talk radio offerings feature dozens of other popular talk personalities, including Jamie Foxx, Martha Stewart and Barbara Walters, most who create radio shows that air exclusively on SIRIUS; several comedy channels; other entertainment channels including Cosmo Radio, SIRIUS OutQ, MAXIM Radio, Road Dog Trucking Radio, Playboy Radio and Radio Disney; and religious programming including The Catholic Channel which is programmed with the assistance of The Archdiocese of New York.

Our Distribution Strategy

Automotive

One of our primary means of distributing SIRIUS radios is through the sale of new vehicles. Various automakers factory-install and dealer-install SIRIUS radios in their vehicles. Many automakers include a subscription to SIRIUS radio service in the sale or lease price of their vehicles. In many cases, we receive subscription payments from automakers in advance of the activation of SIRIUS service. We share with various automakers a portion of the revenues derived from subscribers using vehicles equipped to receive SIRIUS service. We also reimburse various automakers for certain costs associated with the SIRIUS radios installed in their vehicles, including in certain cases hardware costs, tooling expenses and promotional and advertising expenses.

As of June 30, 2008, SIRIUS radios were available as a factory and dealer-installed option in 126 vehicle models and as a dealer only-installed option in 45 vehicle models. We have agreements with Chrysler, Dodge, Jeep, Mercedes-Benz, Ford, Mitsubishi, BMW, Volkswagen, Kia, Bentley, Audi, Lincoln, Mercury, Mazda, Land Rover, Jaguar, Volvo, Aston Martin, MINI, Maybach, Rolls-Royce and Automobili Lamborghini to offer Sirius radios as factory or dealer-installed equipment in their vehicles. Sirius also has relationships with Toyota and Scion to offer SIRIUS radios as dealer installed equipment, and a relationship with Subaru to offer SIRIUS radios as factory and dealer installed equipment.

Retail

We sell SIRIUS radios directly to consumers through our website. SIRIUS radios are also marketed and distributed through major national and regional retailers, including Best Buy, Circuit City, Costco, Crutchfield, Sam’s Club, Target and Wal-Mart. SIRIUS radios are distributed on an exclusive basis by RadioShack. We develops in-store merchandising materials and provide sales force training for several retailers. SIRIUS radios are also available nationwide at various truck stops.

Special Markets

SIRIUS radios are also sold through trucking, boating and recreational vehicle channels.

Trucks.  Freightliner, Sterling, Peterbilt, Kenworth, Volvo and International offer SIRIUS radios as a factory-installed option on the trucks they manufacture.

Boats.  Various recreational boat builders, including Sea Ray, Four Winns, Chaparral, Larson, Glastron, Ranger and Formula, offer SIRIUS radios and a prepaid subscription to SIRIUS service as a standard or optional feature on their boats.

Recreational Vehicles.  Several leading manufacturers of recreational vehicles, including Fleetwood, Monaco, Winnebago, Coachmen, Tiffin and Alfa Leisure, offer SIRIUS radios as a factory-installed option.

SIRIUS Programming is Available Over Multiple Platforms

We offer SIRIUS programming over multiple platforms in addition to our satellite and terrestrial repeater network. SIRIUS Internet Radio is an Internet-only version of SIRIUS service. SIR delivers a simulcast of more than 80 channels of talk, entertainment, sports and music programming. SIRIUS music channels are also available to certain DISH satellite television subscribers, and a select number of music channels are available to certain subscribers to the Nationwide Sprint PCS Network.

We also offer certain ancillary services. In 2007, we introduced SIRIUS Backseat TV, a television service offering content designed primarily for children from Nickelodeon, Disney Channel and Cartoon Network in the backseat of vehicles. Chrysler offered SIRIUS Backseat TV exclusively in select 2008 model-year vehicles. We also offer a service that provides graphic information as to road closings, traffic flow and incident data to consumers with in-vehicle navigation systems, and a marine weather service that provides a range of information, including sea surface temperatures, wave heights and extended forecasts, to recreational boaters. In 2008, we launched SIRIUS Travel Link, a suite of data services that includes real-time traffic, tabular and graphical weather, fuel prices, sports schedules and scores, and movie listings. SIRIUS Travel Link is expected to be standard equipment on Ford’s next generation navigation system, and is offered on select Ford, Lincoln and Mercury vehicles.

Our Second Quarter 2008 Results

As of June 30, 2008, SIRIUS had 8.924 million subscribers, an increase of 25% from June 30, 2007 subscribers of 7.143 million. Retail subscribers increased 7% in the second quarter 2008 to 4.677 million from 4.365 million in the second quarter 2007. OEM subscribers increased 53% in the second quarter 2008 to 4.247 million from 2.778 million in the second quarter 2007. Total gross subscriber additions for the quarter ended June 30, 2008 were 1.029 million, compared to 1.002 million for the quarter ended June 30, 2007 and 1.003 million for the quarter ended March 31, 2008. During the second quarter 2008, SIRIUS added 279,820 new net subscribers, consisting of 246,221 from the OEM channel and 33,599 from the retail channel. Second quarter 2008 average monthly self-pay customer churn rate was 1.6% down from 2.1% in first quarter 2008. The second quarter 2008 conversion rate is estimated to be approximately 48%, up from the first quarter 2008 conversion rate of approximately 47%. Total revenue for the second quarter 2008 is expected to be approximately $283 million, an increase of 25% from the second quarter 2007 total revenue of $226 million. Operating expenses, excluding depreciation and stock-based compensation, are expected to remain approximately flat in the second quarter 2008 as compared to the second quarter 2007. Second quarter 2008 adjusted loss from operations is expected to be approximately $24 million, an improvement of 70% from the adjusted loss from operations of $79 million in the second quarter 2007.

Recent Developments

Pending XM/Sirius Merger

On February 19, 2007, we entered into an Agreement and Plan of Merger (the “merger agreement”) with XM Satellite Radio Holdings Inc. (“Holdings”) under which Holdings’ business would be combined with ours through a merger of Holdings and Vernon Merger Corporation, our wholly-owned subsidiary, resulting in Holdings and its subsidiaries, including XM Satellite Radio Inc., becoming direct or indirect wholly-owned subsidiaries of us. On March 24, 2008, the Department of Justice approved the merger. The merger is subject to approval by the Federal Communications Commission (“FCC”). See “The merger — FCC conditions.”

In the merger, each share of Holdings’ Class A common stock then issued and outstanding will be converted at the effective time of the merger into the right to receive 4.6 shares of our common stock. Each share of Holdings’ Series A convertible preferred stock then issued and outstanding similarly will be converted at the effective time of the merger into the right to receive 4.6 shares of a newly-designated series of our preferred stock having the same powers, designations, preferences, rights and qualifications, limitations and restrictions as the converted stock, except that such preferred stock will have the right to vote with the holders of our common stock as a single class, with each share of preferred stock having one-fifth of a vote.

The merger agreement contains certain termination rights both for us and for Holdings. If the merger agreement is terminated under circumstances specified in the merger agreement due to action by one of the parties, we or Holdings, as the case may be, will be required to pay the other a termination fee of $175 million. Our board of directors and stockholders and the board of directors and stockholders of Holdings have approved the merger. The parties have agreed to extend the merger agreement, as necessary, for rolling two-week periods unless either side notifies the other of its intention not to extend.

About XM Holdings

Overview

XM is America’s leading satellite radio service company, providing music, news, talk, information, entertainment and sports programming for reception by vehicle, home and portable radios nationwide and over the Internet to more than 9.6 million subscribers as of June 30, 2008. XM’s basic monthly subscription fee is $12.95. XM believes XM Radio appeals to consumers because of its innovative and diverse programming, nationwide coverage, many commercial-free music channels and digital sound quality.

XM’s channel lineup includes more than 170 digital channels of choice from coast to coast. XM broadcasts from its studios in Washington, DC, New York City, including Jazz at Lincoln Center, Nashville and Chicago.

XM’s target market includes the more than 240 million vehicles registered in the United States as of December 31, 2006, plus the approximately 16 million new cars sold in 2007, as well as the over 110 million U.S. households as of December 31, 2006. In addition, some of XM’s recent and upcoming product offerings focus on the portable and wearable audio segments. Broad distribution of XM Radio through new automobiles and through mass market retailers is central to XM’s business strategy. XM is the leader in satellite-delivered entertainment and data services for new vehicles through partnerships with General Motors (“GM”), Honda/Acura, Toyota/Lexus/Scion, Hyundai and Nissan/Infiniti, among others, and XM’s service is available in more than 140 different vehicle models for model year 2008. XM radios are available under various brand names at national consumer electronics retailers, such as Best Buy, Circuit City, Wal-Mart, Target and other national and regional retailers, as well as through XM’s website. These mass market retailers support XM’s line of car stereo, home stereo, plug and play and portable handheld products.

XM’s Programming

The full XM channel lineup as of June 30, 2008 includes over 170 channels. XM’s programming includes channels designed to appeal to different segments, including urban and rural listeners of different demographics and to specific groups that XM’s research has shown are most likely to subscribe to its service, thereby aggregating a large potential audience for its service. In addition to providing music, sports, news, talk and entertainment formats that are appealing to different groups, in every format XM delivers, XM strives to provide an entertaining and informative listening experience to make XM the audio service of choice for consumers. Also included in the XM Radio service, at no additional charge, are the XM customizable sports and stock tickers available to users of certain receivers. XM also offers content through XM Online and various wireless providers. XM regularly reviews and updates its channel lineup to revise its overall offerings.

XM’s Strategy

Automotive.  Broad distribution of XM Radio through the new automobile market is a central element of XM’s business strategy. XM is the leader in satellite-delivered entertainment and data services for new vehicles through partnerships with GM, Honda/Acura, Toyota/Lexus/Scion, Hyundai and Nissan/Infiniti, among others, and its service is available in more than 140 different vehicle models for model year 2008.

Retail.  XM radios are available under various brand names at national consumer electronics retailers, such as Best Buy, Circuit City, Wal-Mart, Target and other national and regional retailers, as well as through XM’s website. These mass market retailers support XM’s line of car stereo, home stereo, plug and play and portable handheld products. XM develops in-store merchandising materials, including end-aisle displays for several retailers, and train the sales forces of all major retailers.

Marketing.  XM’s marketing strategy is designed to build awareness and demand among potential subscribers and the advertising community. XM’s strategy also includes providing potential subscribers with the opportunity to experience the XM service, because it is available to new car prospects during test drives of XM-enabled vehicles from GM, Honda/Acura, Toyota/Lexus/Scion, Hyundai and Nissan/Infiniti, among others. XM Radio programming is also available on AVIS, Alamo and National rental cars and on a limited basis on AirTran, United, and JetBlue airplanes.

Brand Awareness and Other Distribution Arrangements.  XM has also created brand awareness through the many ways in which potential subscribers can experience the XM service. In November 2005, Canadian Satellite Radio (“XM Canada”), its exclusive Canadian licensee, launched its satellite radio service in Canada with a line-up of over 130 channels. XM has also partnered with DIRECTV® to offer many channels of XM’s music, children’s and talk programming to DIRECTV®’s customers. In addition to making certain channels available to current subscribers via XM Online, XM has partnered with a number of companies to enhance the listening experience of current subscribers and expand its visibility to potential subscribers via various web-based offerings. XM Radio is also available nationwide at participating Avis, National and Alamo car rental locations.

Potential Strategic and Financial Benefits of the Merger

We believe that there are substantial potential strategic and financial benefits of the merger. The benefits of the merger are expected to include the following:

•	Cost Synergies. We expect operating cost savings to be achievable in almost every cost item on the combined company’s income statement, including subscriber acquisition, programming and content, sales and marketing, revenue share and royalties, general and administrative expenses, customer service and billing, and research and development. Moreover, over the long-term, the combined company expects to derive significant additional value by procuring its future generation satellites, terrestrial repeaters and other capital expenditures as a single entity. The combination of operating cost and capital procurement synergies of the two companies will allow a greater portion of revenue to be realized as cash flow as the combined company grows.

•	Better Competitive Positioning and Pricing. The market for audio entertainment in the United States is robustly competitive and rapidly evolving. We compete directly and intensely with a host of other audio providers for consumer attention. We believe the combined company will improve satellite radio’s ability to compete for consumers’ attention against a host of products and services in the highly competitive and rapidly evolving audio entertainment marketplace.

•	Greater Programming Choice and Value. We believe that the merger will permit the combined company to offer consumers more choices and value, stimulating demand for the service and reducing customer churn. We expect to be able to add some of the best of each company’s lineup to the other service. We believe the merger will facilitate new programming packages, the opportunity to choose programming on an a la carte basis, and the consolidation of redundant programming.

•	Advancements in Technology. We believe that the combined company will be able to offer consumers access to advanced technology sooner than would otherwise occur. In particular, we expect the combination of the companies’ two engineering organizations to generate better results from each dollar invested in research and development. The merger will also foster the commercial introduction of interoperable satellite radios, which will enable us to offer enhanced services.

•	Advertising Revenue Growth. Because the combined company is expected to be more attractive to large national advertisers, it will have significantly more reach than either company on a standalone basis.

•	Compatible Cultures and Commitment to Excellence. The combined company will have a highly experienced management team, with extensive industry knowledge in radio, media, consumer electronics, engineering and technology.

For a more detailed discussion see “The merger — Reasons for the merger.” There can be no assurance that any of the potential benefits described above will be realized. See “Risk factors” and “Special note regarding forward-looking statements.”

Post-merger Sirius Board of Directors

Following the consummation of the merger, the following individuals are expected to serve as directors of Sirius: Joan L. Amble, Leon D. Black, Lawrence F. Gilberti, Eddy W. Hartenstein, James P. Holden, Chester A. Huber, Jr., Mel Karmazin, John Mendel, James F. Mooney, Gary M. Parsons, Jack Shaw and Jeffrey D. Zients. We and XM anticipate that there will also be changes to the senior management of the combined company following consummation of the merger.

FCC Merger Conditions

We and Holdings have represented to the FCC that the combined company will implement a number of voluntary commitments relating to a la carte, minority and public interest programming, equipment, geographic service and subscription rates. We believe that these voluntary commitments are enforceable conditions to the agency’s order approving the merger, and will bind the combined company upon completion of the merger.

FCC developments.  XM and Sirius have been in discussions with the Enforcement Bureau of the FCC to settle outstanding enforcement matters. In 2006, the FCC commenced investigations regarding the compliance with FCC rules of certain radios that include FM transmitters, and the compliance of certain terrestrial repeaters with the special temporary authority granted by the FCC. XM and Sirius expect to enter into Consent Decrees with the FCC terminating these inquiries. As part of possible Consent Decrees, the companies expect to agree, among other things, to:

•	adopt comprehensive compliance plans, and take steps to address any potentially non-compliant radios remaining in the hands of consumers;

•	in the case of XM within 60 days of the order adopting the Consent Decree, shut down 50 variant terrestrial repeaters, and shut down or bring into compliance an additional 50 variant terrestrial repeaters;

•	in the case of Sirius, receive special temporary authority to operate two of its eleven variant terrestrial repeaters. These eleven terrestrial repeaters were shut off by Sirius in October 2006; and

•	make voluntary contributions to the United States Treasury of approximately $17 million, in the case of XM, and approximately $2 million, in the case of Sirius.

There can be no assurances regarding the ultimate outcome of these enforcement proceedings, including whether the FCC will approve Consent Decrees under discussion with the companies, or the significance of these matters to our business, consolidated results of operations or financial position.

Term Loan

On June 26, 2008, XM Inc. borrowed $100 million under a new term loan (the “term loan”), which matures on May 5, 2009. The terms and conditions of the new term loan are substantially the same as XM Inc.’s existing $250 million Senior Secured Revolving Credit Facility (the “revolving credit facility”), as described in “Description of other indebtedness — Revolving Credit Facility.” The term loan is secured on a pari passu basis with the revolving credit facility. Holdings and all of XM Inc.’s material subsidiaries guarantee the obligations under the term loan. A portion of the proceeds from the term loan was used to repay the outstanding balance on XM Inc.’s $150 million Senior Secured Credit Facility with GM (the “GM Facility”). The GM Facility will terminate upon the consummation of the merger, and amounts outstanding thereunder, if any, will be repaid by XM Inc. at such time.

MLB Escrow Arrangement

XM’s multi-year agreement with Major League Baseball® (“MLB”) requires XM to maintain $120 million in escrow for the benefit of MLB or furnish other credit support in such amount. On May 16, 2008, XM provided $120 million for an escrow arrangement for the benefit of MLB (the “MLB escrow arrangement”) to replace an expiring surety bond. In connection with funding the MLB escrow arrangement, XM borrowed $62.5 million under XM Inc.’s revolving credit facility. XM’s underlying agreement with MLB requires XM to make annual payments of $60 million. The payment for 2008 has already occurred, and the next annual payment is expected in early 2009.

Revolving Credit Facility

In February 2008, XM Inc. executed an amendment to its revolving credit facility to provide that the facility will survive the merger. In May 2008, XM Inc. executed an amendment to its revolving credit facility to provide that the $75 million in cash and cash equivalents it is required to maintain at all times is decreased to $50 million of cash and cash equivalents until August 20, 2008, after which date it returns to $75 million.

Refinancing Transactions

In connection with the merger, XM intends to refinance a substantial portion of its existing indebtedness and raise certain additional liquidity in the manner as described below, which we refer to throughout this prospectus supplement as the “Refinancing Transactions.” Following the merger, XM Inc. would be required to offer to repurchase the following indebtedness that was outstanding at June 30, 2008, at a repurchase price of 101% of the principal amount of such indebtedness (each, a “change of control put”) unless such repurchase obligation has been waived in accordance with the terms of such indebtedness:

•	$600 million aggregate principal amount of 9.75% Senior Notes due 2014 (the“9.75% Notes”);

•	$200 million aggregate principal amount of Senior Floating Rate Notes due 2013 (the “Senior Floating Rate Notes”); and

•	$33.2 million 10% Senior Secured Discount Convertible Notes due 2009 (the “Discount Notes”) (convertible at a price of $3.18 per XM share or, upon closing of the merger, $0.69 per share of our common stock).

In addition, following the merger XM Inc. will be required to make an offer to repurchase the transponders of its XM-4 satellite in accordance with the terms of a sale-leaseback transaction. Assuming the merger occurred on June 30, 2008, XM’s maximum transponder repurchase obligation of both debt and equity holders would have been approximately $309.4 million.

Although XM’s financing plans are subject to market conditions and other considerations and may change following the date of this prospectus supplement, XM currently intends to effect the refinancing through a combination of the following transactions:

•	the issuance and sale by XM Inc. of $550 million aggregate principal amount of Exchangeable Senior Subordinated Notes due 2014 (the “Notes”). The Notes will be guaranteed by Holdings and certain of its subsidiaries on a senior subordinated basis. To facilitate transactions by which investors in the Notes may hedge their investments, we have entered into share lending agreements with two share borrowers, under which we have agreed to loan to the share borrowers shares of our common stock for a period beginning on the date of the share lending agreements and ending on or about the maturity date of the Notes, or, if earlier, the date as of which the entire principal amount of the Notes ceases to be outstanding as a result of exchange, repayment, repurchase, or otherwise. We refer to this period as the “loan availability period.” We will not receive any proceeds from the shares of common stock being offered and sold by the share borrowers, which are being loaned to the share borrowers pursuant to the share lending agreements, which we refer to as the “borrowed shares,” but the share borrowers will pay us a nominal lending fee of $0.001 per share for the use of those shares;

•	on July 24, 2008, XM Inc. priced an offering of $778.5 million aggregate principal amount of 13% Senior Notes due 2014 (the “Senior Notes”). The proceeds of the offering of the Senior Notes (net of approximately $78.4 million of original issue discount) will be placed into escrow, pending completion of the merger, the consummation of the Notes offering and the other Refinancing Transactions. The 13% Senior Notes will be guaranteed following the completion of the merger by Holdings and the same entities that will guarantee the Notes. See “Description of indebtedness — Existing XM indebtedness — Senior Notes due 2014;”

•	a cash tender offer to holders of XM Inc.’s 9.75% Notes and a related consent solicitation for certain amendments to the indenture governing the 9.75% Notes (the “9.75% Offer”). Holders of a majority in aggregate principal amount of the outstanding 9.75% Notes have agreed to waive the change of control put with respect to the merger on behalf of all holders of the 9.75% Notes, subject to the consummation of the merger and the satisfaction of certain conditions in connection with the Refinancing Transactions prior to August 31, 2008;

•	an offer to repurchase the Floating Rate Notes at 101% of the principal amount of such Floating Rate Notes; and

•	an offer to repurchase transponders for aggregate consideration of approximately $309.4 million under XM’s sale-leaseback transaction.

In addition, in July 2008, with the consent of holders of Holdings’ $400 million aggregate principal amount of 1.75% Convertible Senior Notes due 2009 (the “1.75% Notes”), Holdings amended the indenture for the 1.75% Notes to increase the interest rate on the 1.75% Notes to 10% per annum (the “New Rate”), effective July 2, 2008. The indenture amendment, which is conditioned on the consummation of the merger, clarifies that the occurrence of the merger will not require Holdings to offer to repurchase the 1.75% Notes subject to the amendment. The change in interest rate from 1.75% to 10% is expected to result in approximately $16.5 million and $30.3 million in incremental interest expense in 2008 and 2009, respectively.

In addition, XM currently anticipates that any additional refinancing obligations, including fees and expenses, will be funded from cash on hand.

XM Inc. does not expect to refinance its $33.2 million of Discount Notes because of the current market price of Holdings’ common stock.

We cannot predict the extent to which holders of XM’s outstanding indebtedness will accept XM’s repurchase offers, which may affect the total mix of indebtedness of XM that remains outstanding following the Refinancing Transactions. In this prospectus supplement, we have assumed that the repurchase offers are fully subscribed.

Nothing in this prospectus supplement should be construed as a solicitation of an offer to purchase, or an offer to sell, any securities other than shares of common stock offered hereby. Any offer to purchase any of XM Inc.’s Notes, 9.75% Notes, Senior Floating Rate Notes or other indebtedness will be made only upon the terms and conditions to be set forth in an offering memorandum, offer to purchase and/or consent solicitation statement related thereto.

Except as otherwise indicated, pro forma indebtedness is presented net of original issue discount throughout this prospectus supplement.

The diagram below depicts the anticipated organizational and debt capital structure of the combined company following the merger and after giving effect to the Refinancing Transactions:

(1)	XM has agreed with the holders of the 1.75% Notes to increase the interest rate on the 1.75% Notes to 10% per annum, effective July 2, 2008. The 1.75% Notes will be exchangeable into our common stock after the merger.

(2)	Holdings and each of the domestic subsidiaries of XM that guarantees certain of the indebtedness of XM and of its restricted subsidiaries, including the Discount Notes, the revolving credit facility and the term loan, will guarantee XM’s obligations under the 13% Senior Notes due 2014 and, on a senior subordinated basis, the

Notes, in each case, including the payment of principal and interest. The Notes will not be guaranteed by Sirius or any of Sirius’ subsidiaries except, following the merger, by the guarantors.

(3)	Includes original issue discount of $78,395 thousand.

(4)	The principal amount of the Discount Notes includes the unamortized discount of $2.9 million. The Discount Notes will be exchangeable into our common stock after the merger. Holdings is a co-obligor of the Discount Notes, together with XM.

Corporate Information

We were incorporated in the State of Delaware as Satellite CD Radio Inc. on May 17, 1990. Our principal offices are located at 1221 Avenue of the Americas, 36th Floor, New York, New York 10020, and our telephone number is (212) 584-5100.

The Offering

Issuer	Sirius Satellite Radio Inc.

Nasdaq Global Select Market Symbol	SIRI

Shares of Common Stock Offered	135,806,007 shares.

Shares of Common Stock Outstanding as of June 30, 2008	1,501,131,817 shares.

Trading Symbol for our Common Stock	Our common stock is listed on the Nasdaq Global Select Market under the symbol “SIRI”.

Use of Proceeds	Assuming the warrants are exercised in full for cash, we will receive aggregate proceeds in the amount of approximately $171,975,563 upon exercise of the warrants. Any proceeds to us from the issuance of any shares of our common stock upon exercise of the warrants will be used by us for general corporate purposes. We will not receive any proceeds from the exchange of Convertible Senior Notes as all proceeds relating to the Convertible Senior Notes were received by XM at the time the Convertible Senior Notes were originally issued.

Risk Factors	You should carefully consider the information set forth in the “Risk Factors” section of this prospectus supplement and accompanying prospectus as well as the other information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.

SUMMARY FINANCIAL DATA

Summary historical consolidated financial data of Sirius

We derived the historical statement of operations data statement of cash flows data and the other data for the years ended December 31, 2005, 2006 and 2007, and the historical balance sheet data as of December 31, 2005, 2006 and 2007, presented below from our audited Consolidated Financial Statements incorporated by reference into this prospectus supplement. We derived the summary historical consolidated balance sheet data as of December 31, 2005 from our audited consolidated financial statements included in our Annual Report on Form 10-K for such year. The historical statement of operations data, statement of cash flows data and the other data for the three months ended March 31, 2007 and 2008, and the historical balance sheet data as of the three months ended March 31, 2008, have been derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus supplement. In the opinion of management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

You should read the summary historical financial data with “Management’s discussion and analysis of financial condition and results of operations” incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2007, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
	(in thousands, except share data)

Consolidated Statements of Operations Data:
Revenue	$242,245	$637,235	$922,066	$204,037	$270,350
Operating expenses:
Cost of revenue (excludes depreciation and amortization, shown below)	625,630	1,195,448	957,598	223,546	236,168
Engineering, design and development	66,281	70,127	41,343	12,411	8,656
General and administrative	83,244	129,953	155,863	35,343	48,778
Sales and marketing	197,675	203,682	173,572	40,996	38,467
Depreciation & amortization	98,555	105,749	106,780	26,786	26,906

Total Operating Expenses	1,071,385	1,704,959	1,435,156	339,082	358,975

Operating Loss	(829,140)	(1,067,724)	(513,090)	(135,045)	(88,625)
Other income (expense), net	(31,546)	(35,078)	(49,727)	(9,145)	(14,950)

Net loss before income taxes	(860,686)	(1,102,802)	(562,817)	(144,190)	(103,575)
(Provision for) deferred income taxes	(2,311)	(2,065)	(2,435)	(555)	(543)
Net loss	$(862,997)	$(1,104,867)	$(565,252)	$(144,745)	$(104,118)

Net loss per share — basic and diluted	$(0.65)	$(0.79)	$(0.39)	$(0.10)	$(0.07)

Weighted average shares used in computing net loss per share — basic and diluted	1,325,739	1,402,619	1,462,967	1,457,011	1,475,496

				As of
	As of December 31,			March 31,
	2005	2006	2007	2008
	(in thousands)			(unaudited)

Consolidated Balance Sheets Data (at end of period):
Cash and cash equivalents	$762,007	$393,421	$438,820	$252,508
Marketable securities	117,250	15,500	469	461
Restricted investments	107,615	77,850	53,000	56,000
Total assets	2,085,362	1,658,528	1,694,149	1,469,823
Total debt	1,084,437	1,068,249	1,314,418	1,282,743
Total liabilities	1,760,394	2,047,599	2,486,886	2,309,257
Stockholders’ equity (deficit)	324,968	(389,071)	(792,737)	(839,434)

				Three Months Ended
	Years Ended December 31,			March 31,
	2005	2006	2007	2008
	(in thousands)			(unaudited)

Cash flows used in operating activities	$(269,994)	$(421,702)	$(148,766)	$(139,292)
Cash flows (used in) provided by investing activities	(175,821)	27,329	(54,186)	(47,235)
Cash flows provided by (used in) financing activities	453,931	25,787	248,351	(186,312)

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note About Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Unless otherwise indicated or the context otherwise requires, the risk factors described below under “— Risks Related to Our Business” and certain other risk factors that are incorporated by reference herein reflect risks to us as a stand-alone business prior to giving effect to the merger. Because XM will be our wholly-owned subsidiary following the merger, the risk factors described below under “— Risk Related to XM’s Business” will also be applicable to us.

Risks Related to Our Business

Failure of our Satellites would Significantly Damage our Business.

Our three orbiting satellites were launched in 2000. We do not maintain in-orbit insurance policies covering our satellites. We estimate that two of our in-orbit satellites will have a 13 year useful life and our third in-orbit satellite will have a 15 year useful life from the time of launch. Our operating results would be materially adversely affected if the useful life of our satellites is significantly shorter than expected, whether as a result of a satellite failure or technical obsolescence, and we fail to launch replacement satellites in a timely manner.

The useful lives of our satellites will vary and depend on a number of factors, including:

•	degradation and durability of solar panels;

•	quality of construction;

•	random failure of satellite components, which could result in significant damage to or loss of a satellite;

•	amount of fuel our satellites consume; and

•	damage or destruction by electrostatic storms or collisions with other objects in space, which occur only in rare cases.

Our in-orbit satellites have experienced circuit failures on their solar arrays. The circuit failures our satellites have experienced do not affect our current operations. Additional circuit failures could reduce the estimated useful life of our existing in-orbit satellites.

In the ordinary course of operation, satellites experience failures of component parts and operational and performance anomalies. Components on our in-orbit satellites have failed and from time to time we have experienced anomalies in the operation and performance of our satellites. These failures and anomalies are expected to continue in the ordinary course, and it is impossible to predict if any of these future events will have a material adverse effect on our operations or the useful life of our existing in-orbit satellites.

If one of our three satellites fails in orbit, our service would be impaired until such time as we successfully launch and commission our spare satellite, which would take six months or more. If two or more of our satellites fail in orbit in close proximity in time, our service could be suspended until replacement satellites are launched and placed into service. In such event, our business would be materially impacted and we could default on our commitments.

We have entered into an agreement with Space Systems/Loral to design and construct two new satellites. The first of these new satellites is expected to be launched in the second quarter of 2009. The second of these new satellites is expected to be launched in the fourth quarter of 2010. Satellite launches have significant risks, including launch failure, damage or destruction of the satellite during launch and failure to achieve a proper orbit or operate as planned. Our agreement with Space Systems/Loral does not protect us against the risks inherent in a satellite launch or in-orbit operations.

Failure to Comply with FCC Requirements could Damage our Business.

As the holder of an FCC license to operate a satellite radio service in the United States, we are subject to FCC rules and regulations. The terms of our license requires us to meet certain conditions, including designing a receiver that will permit end users to access XM Radio’s system; coordination of our satellite radio service with radio systems operating in the same range of frequencies in neighboring countries; and coordination of our communications links to our satellites with other systems that operate in the same frequency band. Non-compliance by us with these conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions.

The FCC has not yet issued final rules permitting us to operate and deploy terrestrial repeaters to fill gaps in our satellite coverage. We are operating our terrestrial repeaters on a “non-interference” basis pursuant to a grant of special temporary authority from the FCC. The FCC’s final terrestrial repeater rules may require us to reduce the power of our terrestrial repeaters and limit our ability to deploy additional repeaters. If the FCC requires Sirius to reduce significantly the power of our terrestrial repeaters, this would have an adverse effect on the quality of our service in certain markets and/or cause us to alter our terrestrial repeater infrastructure at a substantial cost. If the FCC limits our ability to deploy additional terrestrial repeaters, our ability to improve any deficiencies in our service quality that may be identified in the future would be adversely affected.

We and XM have been in discussions with the Enforcement Bureau of the FCC to settle outstanding enforcement matters. In 2006, the FCC commenced investigations regarding the compliance of certain radios that include FM transmitters with the agency’s rules, and the compliance of certain terrestrial repeaters with the special temporary authority granted b the FCC. We expect to enter into a Consent Decree with the FCC terminating these inquiries. As part of a possible Consent Decree, the companies expect to agree, among other things, to:

•	take steps to address any potentially non-compliant radios remaining in the hands of consumers, pursuant to comprehensive compliance plans;

•	in the case of XM, within 60 days of the order adopting the XM Consent Decree, shut down 50 variant terrestrial repeaters, and shut down or bring into compliance an additional 50 variant terrestrial repeaters;

•	in the case of Sirius, receive special temporary authority to operate two of its eleven variant terrestrial repeaters. These eleven terrestrial repeaters were shut off by Sirius in October 2006; and

•	make voluntary contributions to the United States Treasury of approximately $17 million, in the case of XM, and approximately $2 million, in the case of Sirius.

There can be no assurance regarding the outcome of these enforcement proceedings, including whether the FCC will approve Consent Decrees under discussion with the companies, or the significance of these matters to our business, consolidated results of operations or financial position.

We may Need to Refinance a Portion of our Debt, which Refinancing may not be Available.

In 2004, we issued $300 million in aggregate principal amount of 2 1/2% Convertible Notes due 2009. These notes are convertible, at the option of the holders, into shares of our common stock at a conversion rate of 226.7574 shares of common stock for each $1,000 principal amount, or $4.41 per share of common stock. These notes mature in February 2009. If our common stock does not trade above $4.41 per share prior to the maturity of these notes it is not likely that the holders will convert them prior to maturity, and we will have to refinance these notes when they mature in February 2009.

The Combined Company’s Substantial Indebtedness could Adversely Affect its Financial Health.

As of March 31, 2008, the pro forma indebtedness of the combined company after giving effect to the merger and the Refinancing Transactions, including the offering of the Notes and approximately $78.4 million of original issue discount associated with the 13% Senior Notes and approximately $162.5 million of incremental indebtedness incurred by XM Inc. subsequent to March 31, 2008 and prior to July 1, 2008, which will remain outstanding following the merger and the Refinancing Transactions, would have been approximately $3,418.8 million. The combined company may issue more debt securities or refinance existing debt securities of XM Inc. or Sirius if it believes it can raise money on favorable terms. In addition, following the Refinancing Transactions, XM Inc. will have a substantial amount of debt maturing in 2009, including its $250 million revolving credit facility, of which all $250 million has been drawn, $100 million term loan, of which $100 million has been drawn, approximately $400 million aggregate principal amount of Convertible Senior Notes due 2009 and $33.2 million aggregate principal amount of Discount Notes. Moreover, we have approximately $300 million of 2 1/2% Convertible Notes that mature in February 2009, which we may need to refinance.

The combined company’s substantial indebtedness could have important consequences to you. For example, it could:

•	limit the combined company’s ability to borrow additional funds;

•	limit the combined company’s flexibility in planning for, or reacting to, changes in our business and industry;

•	increase the combined company’s vulnerability to general adverse economic and industry conditions;

•	require the combined company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, possibly reducing the availability of its cash flow to fund working capital, capital expenditures, and other general corporate purposes; and

•	place the combined company at a competitive disadvantage compared to competitors that have less debt.

Failure to comply with the covenants contained in the indentures and agreements governing our debt could result in an event of default, which, if not cured or waived, could cause us to discontinue operations or seek a purchaser for our business or assets.

     We may from Time to Time Modify our Business Plan, and these Changes could Adversely Affect us and our Financial Condition.

We regularly evaluate our plans and strategy. These evaluations often result in changes to our plans and strategy, some of which may be material and significantly change our cash requirements. These changes in our plans or strategy may include: the acquisition of unique or compelling programming; the introduction of new features or services; significant new or enhanced distribution arrangements; investments in infrastructure, such as satellites, equipment or radio spectrum; and acquisitions of third parties that own programming, distribution, infrastructure, assets, or any combination of the foregoing.

To fund incremental cash requirements, or as market opportunities arise, we may choose to raise additional funds through the sale of additional debt securities, equity securities or a combination of debt and equity securities. The incurrence of indebtedness would result in increased fiscal obligations and could contain additional restrictive covenants. The sale of additional equity or convertible debt securities would result in dilution to our stockholders. These additional sources of funds may not be available or, if available, may not be available on terms favorable to us.

The Combined Company’s Business might never Become Profitable.

As of March 31, 2008, on a pro forma basis after giving effect to the merger and the Refinancing Transactions, the combined company would have had an accumulated deficit of approximately $4.5 billion. The combined company expects its cumulative net losses to grow as it makes payments under various contracts, incur marketing and subscriber acquisition costs and make interest payments on its existing debt. If the combined company is unable ultimately to generate sufficient revenues to become profitable, it could default on its commitments and may have to discontinue operations or seek a purchaser for its business or assets.

     Programming is an Important Part of our Service, and the Costs to Renew our Programming Arrangements may be more than Anticipated.

Third-party content is an important part of our service, and we compete with many entities for content. We have entered into a number of important content arrangements, including agreements with the NFL, Howard Stern and NASCAR, which require us to pay substantial sums. Our agreement with the NFL expires at the end of the 2010-2011 NFL season; our agreement with Howard Stern expires in December 2010; and our agreement with NASCAR expires in 2011. As these agreements expire, we may not be able to negotiate renewals of one or more of these agreements, or renew such agreements at costs we believe are attractive.

In addition, we may not be able to obtain additional third-party content within the costs contemplated by our business plan.

     Higher than Expected Costs of Attracting New Subscribers could Adversely Affect our Financial Performance and Operating Results.

We are spending substantial funds on advertising and marketing and in transactions with automakers, radio manufacturers, retailers and others to obtain and attract subscribers. If the costs of attracting new subscribers are greater than expected, our financial performance and operating results could be adversely affected.

Higher Subscriber Turnover could Adversely Affect our Financial Performance and Operating Results.

We are experiencing, and expect to continue to experience in the future, subscriber turnover, or churn. If we are unable to retain our current subscribers, or the costs of retaining subscribers is higher than we expect, our financial performance and operating results could be adversely affected. Weaker than expected market acceptance of our service could adversely affect our advertising revenue and operating results.

Our ability to generate advertising revenues is directly affected by the number of subscribers to our service and the amount of time subscribers spend listening to our talk and entertainment channels or our traffic and weather service. Our ability to generate advertising revenues also depends on several factors, including the level and type of market penetration of our service, competition for advertising dollars from other media, and changes in the advertising industry and the economy generally. We directly compete for audiences and advertising revenues with traditional AM/FM radio stations and other media, some of which maintain longstanding relationships with advertisers and possess greater resources than we.

Failure of Third Parties to Perform could Adversely Affect our Business.

Our business depends in part on the efforts of third parties, especially the efforts of:

•	automakers that manufacture, market and sell vehicles capable of receiving our service, but in many cases have no obligations to do so;

•	consumer electronics manufacturers that manufacture and distribute SIRIUS radios;

•	companies that manufacture and sell integrated circuits for SIRIUS radios;

•	programming providers and on-air talent, including Howard Stern;

•	retailers that market and sell SIRIUS radios and promote subscriptions to our service; and

•	third party vendors that have designed, built, support or operate important elements of our system, such as our customer service facilities.

If one or more of these third parties does not perform in a sufficient or timely manner, our business will be adversely affected and we could be placed at a long-term disadvantage.

The sale and lease of vehicles with SIRIUS radios and the retail aftermarket are important sources of subscribers for us. To the extent sales of vehicles by automakers slow or retailers elect to promote other competing products, our subscriber growth could be adversely impacted. We do not manufacture satellite radios or accessories, and we depend on manufacturers and others for the production of SIRIUS radios and their component parts. If one or more manufacturers does not produce radios in a sufficient quantity to meet demand, or if such radios were not to perform as advertised or were to be defective, sales of our service and our reputation could be adversely affected. We may be exposed to liabilities associated with the design, manufacture and distribution of SIRIUS radios.

We do not manufacture, import, or distribute SIRIUS radios. We do design, establish specifications for, source parts and components for, and manage various aspects of the logistics and production of SIRIUS radios. As a result of these activities, we may be exposed to liabilities associated with the design, manufacture and distribution of SIRIUS radios that the providers of an entertainment service would not customarily be subject to, such as liabilities for design defects, patent infringement and compliance with applicable laws, as well as the costs of returned product.

Rapid Technological and Industry Changes could make our Service Obsolete.

The audio entertainment industry is characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving standards. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete or less competitive in the marketplace. Our national broadcast studio, terrestrial repeater network, satellite uplink facility or other ground facilities could be damaged by natural catastrophes or terrorist activities.

An earthquake, tornado, flood, terrorist attack or other catastrophic event could damage our national broadcast studio, terrestrial repeater network or satellite uplink facility, interrupt our service and harm our business. We do not have replacement or redundant facilities that can be used to assume the fuel functions of our terrestrial repeater network, national broadcast studio or satellite uplink facility in the event of a catastrophic event.

Any damage to the satellite that transmits to our terrestrial repeater network would likely result in degradation of our service for some subscribers and could result in complete loss of service in certain areas. Damage to our national broadcast studio would restrict our programming production and require us to obtain programming from third parties to continue our service. Damage to our satellite uplink facility could result in a complete loss of service until we transfer our operations to a suitable replacement facility. Consumers could pirate our service.

Individuals who engage in piracy may be able to obtain or rebroadcast our satellite radio service or access the internet transmission of our service without paying the subscription fee. Although we use encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of our signal. If signal theft becomes widespread, it could harm our business.

Risks Related to XM’s Business

XM’s Cumulative Expenditures and Losses have been Significant and are Expected to Grow.

From XM’s inception through June 30, 2008, XM has realized cumulative net losses approximating $4.4 billion. XM expects its cumulative net losses and cumulative negative cash flows to grow as it makes payments under its various distribution and programming contracts, incurs marketing and subscriber acquisition costs and makes interest payments on its outstanding indebtedness. If XM is unable ultimately to generate sufficient revenues to become profitable and generate positive cash flow, there is a risk that it will be unable to make required payments under its indebtedness, including the Notes.

Demand for XM’s Service may be Insufficient for it to become Profitable.

XM cannot estimate with any certainty whether consumer demand for its service will be sufficient for it to continue to increase the number of its subscribers at projected rates. XM has seen a significant decrease in new subscription demand from retail subscribers and most of its new subscription growth has come from original equipment manufacturers (OEMs).

Among other things, continuing and increased consumer acceptance of XM Radio will depend upon:

•	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain radio service rather than obtain their desired programming from other sources;

•	the cost, features and availability of XM radios; and

•	the marketing and pricing strategies that XM employs and that are employed by its competitors.

If demand for XM’s products and service does not continue to increase, XM may not be able to generate enough revenues to generate positive cash flow or to become profitable.

     The Unfavorable Outcome of Pending or Future Litigation or Investigations could have a Material Adverse Effect on XM.

XM has been party to several legal proceedings, regulatory inquiries and other matters arising out of various aspects of its business. XM is cooperating fully with the governmental investigations and defending all claims against it. However, there can be no assurance regarding a favorable outcome of any of these proceedings, or that an unfavorable outcome would not have a material adverse effect on XM’s business or financial results.

     Large Payment Obligations Under XM’s Agreements with Automobile Manufacturers, Suppliers of Programming and others may Prevent XM from becoming Profitable.

XM has significant payment obligations under its agreements with automobile manufacturers, third-party suppliers of programming and licensors of program royalties. XM also has or in the future will have payment obligations under agreements with other OEMs, and it will need to negotiate new or replacement agreements with these or other manufacturers over the next several years. Under XM’s multi-year agreement with MLB for the rights to broadcast MLB games live nationwide and be the Official Satellite Radio provider of MLB, XM is obligated to pay $60 million per year through 2012. On May 16, 2008, XM provided $120 million for an escrow arrangement for the benefit of MLB to replace an expiring surety bond. In connection with funding the MLB escrow arrangement, XM borrowed $62.5 million available under its $250 million revolving credit facility. This MLB escrow arrangement, which XM may replace with a letter of credit, reduces its unrestricted cash liquidity, and could have an adverse effect on its financial position if XM is not able to replace the escrow arrangement with a letter of credit or otherwise.

XM has many other agreements and must frequently negotiate renewal or replacement agreements with third-party suppliers of programming. XM’s payment obligations could increase when agreements are renewed or replaced, and will increase under the terms of certain existing agreements as the number of XM’s subscribers increases. Changes in the cost of certain programming or other factors could cause changes to XM’s channel line-up in the future. These payment obligations could limit XM’s ability to become profitable or generate positive cash flow and increase the amount that it may need to borrow. XM may seek to renegotiate certain of these arrangements to generate positive cash flow and reduce its need for external funds. There can be no assurance that XM will be able to complete such renegotiations on favorable terms or at all.

     XM must Maintain and Pay License Fees for Music Rights, and XM is Currently Subject to ongoing Disputes with Copyright Holders.

XM must maintain music programming royalty arrangements with and pay license fees to Broadcast Music, Inc. (“BMI”), the American Society of Composers, Authors and Publishers (“ASCAP”) and SESAC, Inc. (“SESAC”). These organizations negotiate with copyright users, collect royalties and distribute them to songwriters and music publishers. Although XM has agreements with ASCAP and SESAC, through December 2011, it continues to operate under an interim agreement with BMI. There can be no assurance that the BMI royalty fee will remain at the current level when the agreement is finalized. Under the Digital Performance Right in Sound Recordings Act of 1995 and the Digital Millennium Copyright Act of 1998, XM also has to negotiate royalty arrangements with the copyright owners of the sound recordings, or if negotiation is unsuccessful, have the royalty rate established by the Copyright Royalty Board (“CRB”). XM participated in a CRB proceeding in order to set the royalty rate payable by XM under the statutory license covering its performance of sound recordings over the XM system for the six-year period starting in January 2007.

     XM’s Inability to Retain Customers, Including those who Purchase or Lease Vehicles that Include a Subscription to its Service, could Adversely Affect its Financial Performance.

XM cannot predict how successful it will be at retaining customers who purchase or lease vehicles that include a subscription to XM’s service as part of the promotion of its product. Over the past several quarters, XM has retained approximately 52% to 54% of the customers who received a promotional subscription as part of the purchase or lease of a new vehicle. However, that percentage fluctuates over time and the amount of data on the percentage is limited. XM does not know if the percentage will change as the number of customers with promotional subscriptions increases.

XM experiences subscriber churn for both its self-pay and its non-promotional customers. Because XM has been in commercial operations for a relatively short period of time, it cannot predict the amount of churn it will experience over the longer term. Both XM’s inability to retain customers who purchase or lease new vehicles with its service beyond the promotional period and subscriber churn could adversely affect XM’s financial performance and results of operations.

Loss or Premature Degradation of XM’s Existing Satellites could Damage its Business.

XM placed its XM-3 and XM-4 satellites into service during the second quarter of 2005 and fourth quarter of 2006, respectively. XM’s XM-1 and XM-2 satellites experienced progressive degradation problems common to early Boeing 702 class satellites and now serve as in-orbit spares. During 2007, XM entered into a sale leaseback transaction with respect to the transponders on its XM-4 satellite. If XM fails to make the required payments under this arrangement, it could lose the right to use XM-4 to broadcast its service. The terms of this arrangement also require that upon the occurrence of specified events, including an operational failure or loss of XM-4, XM must repurchase the satellite and it may not receive sufficient insurance proceeds to do so. An operational failure or loss of XM-3 or XM-4 would, at least temporarily, affect the quality of XM’s service, and could interrupt the continuation of its service and harm its business. XM likely would not be able to complete and launch its XM-5 satellite before September 15, 2009. In the event of any satellite failure prior to that time, XM would need to rely on its back-up satellites, XM-1 and XM-2. There can be no assurance that restoring service through XM-1 and XM-2 would allow XM to maintain adequate broadcast signal strength through the in-service date of XM-5, particularly if XM-1 or XM-2 were to suffer unanticipated additional performance degradation or experience an operational failure.

A number of other factors could decrease the useful lives of XM’s satellites, including:

•	defects in design or construction;

•	loss of on board station-keeping system;

•	failure of satellite components that are not protected by back-up units;

•	electrostatic storms; and

•	collisions with other objects in space.

In addition, XM’s network of terrestrial repeaters communicates principally with one satellite. If the satellite communicating with the repeater network fails unexpectedly, XM would have to activate its backup satellites (XM-1 and XM-2) to restore repeater service. This would result in a degradation of service that could last several hours or longer and could harm XM’s business.

Potential Losses may not be Covered by XM’s Insurance.

Insurance proceeds may not fully cover XM’s losses. For example, XM’s insurance does not cover the full cost of constructing, launching and insuring new satellites or XM’s in-orbit spare satellites, nor will it cover and XM does not have protection against business interruption, loss of business or similar losses. Also, XM’s insurance contains customary exclusions, salvage value provisions, material change and other conditions that could limit its recovery. Further, any insurance proceeds may not be received on a timely basis in order to launch a spare satellite or construct and launch a replacement satellite or take other remedial measures. In addition, some of XM’s policies are subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. If XM experiences a loss that is uninsured or that exceeds policy limits, this may impair its ability to make timely payments on its outstanding notes and other financial obligations.

Competition could Adversely Affect XM’s Revenues.

In seeking market acceptance of XM’s service, XM encounters competition for both listeners and advertising revenues from many sources, including traditional and digital AM/FM radio; Internet based audio providers; MP3 players; wireless carriers; direct broadcast satellite television audio service; digital media services; and cable systems that carry audio service; and historically XM has faced limited competition from us.

Unlike XM Radio, traditional AM/FM radio already has a well-established and dominant market presence for its services and generally offers free broadcast reception supported by commercial advertising, rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, which XM Radio is not expected to offer as effectively as local radio, or at all. Some radio stations have reduced the number of commercials per hour, expanded the range of music played on the air and are experimenting with new formats in order to compete with satellite radio.

Digital (or HD or high definition) radio broadcast services have been expanding, and as many as 1,500 radio stations in the United States have begun digital broadcasting and approximately 3,000 have committed to broadcasting in digital format. The technology permits broadcasters to transmit as many as five stations per frequency. To the extent that traditional AM/FM radio stations adopt digital transmission technology, any competitive advantage that XM enjoys over traditional radio because of its digital signal would be lessened. A group of major broadcast radio networks created a coalition to jointly market digital radio services.

Internet radio broadcasts have no geographic limitations and can provide listeners with radio programming from around the country and the world. XM expects that improvements from higher bandwidths, faster modems, wider programming selection and mobile internet service, will make Internet radio increasingly competitive.

The Apple iPod® is a portable digital music player that allows users to download and purchase music through Apple’s iTunes® Music Store, as well as convert music on compact disc to digital files. Apple sold over 51 million iPods® during its fiscal 2007 year. The iPod® is also compatible with certain car stereos and various home speaker systems. XM’s portable digital audio players, including those with advanced recording functionality, compete with the iPod® and other downloading technology and devices; and some consumers may use their digital music players in their vehicles rather than subscribe to XM Radio.

The audio entertainment marketplace continues to evolve rapidly, with a steady emergence of new media platforms and portable devices that compete with XM now or that could compete with it in the future. For example, Slacker and other companies have begun to introduce portable music players offering customizable Internet-based channels. Ford and Microsoft recently debuted an in-car communications system called “Sync,” which allows drivers to use voice commands or steering wheel controls to play songs from their digital-music players. In addition, ICO Global Communications (Holdings) Limited recently demonstrated a satellite-based mobile entertainment platform to deliver live broadcast media nationwide through a hybrid satellite and terrestrial repeater network.

Rapid Technological and Industry Changes could make XM’s Service Obsolete.

The audio entertainment industry is characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. If XM is unable to keep pace with these changes, its business may be unsuccessful. Because XM has depended on third parties to develop technologies used in key elements of the XM Radio system, more advanced technologies that it may wish to use may not be available to it on reasonable terms or in a timely manner. Further, XM’s competitors may have access to technologies not available to XM, which may enable them to produce entertainment products of greater interest to consumers, or at a more competitive cost.

     Higher than Expected Subscriber Acquisition Costs could Adversely Affect XM’s Financial Performance.

XM is spending substantial funds on advertising and marketing and in transactions with car and radio manufacturers and other parties to obtain or as part of the expense of attracting new subscribers, including its subscriber acquisition costs and costs per gross (or net) subscriber addition. XM’s ability to achieve cash flow breakeven and profitability within its expected timeframe or at all depends on its ability to continue to maintain or lower these costs, which vary over time based on a number of factors. If the costs of attracting new subscribers are greater than expected, XM’s financial performance and results of operations could be adversely affected.

XM’s Business could be Adversely Affected by the Performance of Third Parties.

XM’s business depends in part on actions of third parties, including:

•	the sale of new vehicles with factory installed XM radios;

•	the development and manufacture of XM radios and other XM-compatible devices; and

•	the availability of XM radios for sale to the public by consumer electronics retailers.

Subscription growth in the OEM channel is dependent on automotive sales and vehicle production by XM’s OEM partners. The sale of vehicles with XM radios is an important source of subscribers for XM. Automotive sales and production are dependent on many factors, including general economic conditions, consumer confidence and fuel costs. To the extent vehicle sales by XM’s OEM partners decline (including GM, XM’s highest volume OEM partner), or the penetration of factory-installed XM radios in those vehicles is reduced, and there is no offsetting growth in vehicle sales or increased penetration by XM’s other OEM partners, its subscriber growth will be adversely impacted. XM does not manufacture satellite radios or accessories, and it depends on manufacturers and others for the production of these radios and their component parts. If one or more manufacturers raises the price of the radios or does not produce radios in a sufficient quantity to meet demand, or if such radios were not to perform as advertised or were to be defective, sales of XM’s service and its reputation could be adversely affected. XM’s business or reputation also could be harmed in the event retailers were to fail to make XM radios available to the public in sufficient quantities, in a timely manner or at attractive prices.

The FCC has not Issued Final Rules Authorizing Terrestrial Repeaters.

The FCC has not yet issued final rules permitting XM to deploy terrestrial repeaters to fill gaps in satellite coverage. On November 1, 2001, the FCC issued a further request for comments on various proposals for permanent rules for the operation of terrestrial repeaters. XM has opposed some of these proposals. On December 18, 2007, the FCC released a “Notice of Proposed Rulemaking and Second Further Notice of Proposed Rulemaking” seeking additional comment on the final rules for satellite radio repeaters. Some of the proposals under discussion in the rulemaking, if adopted by the FCC, could impact XM’s ability to operate terrestrial repeaters, including requiring XM to reduce the power of some of its current repeaters, construct and operate additional repeaters to offer the same coverage, or otherwise impact reception of satellite radio service. XM is participating actively in this proceeding, but it cannot predict its outcome or any resulting impact on its business, consolidated results of operations or financial position.

FCC Regulation or XM’s Failure to Comply with FCC Requirements could Damage XM’s Business.

XM holds FCC licenses and authorizations to operate a commercial satellite radio service in the United States, including authorizations for satellites and a terrestrial repeater system, and related authorizations. The FCC generally grants licenses and authorizations for a fixed term. Although XM expects its satellite licenses and authorizations to be renewed in the ordinary course upon their expiration, there can be no assurance that this will be the case. Any assignment or transfer of control of XM’s FCC licenses or authorizations must be approved in advance by the FCC.

The operation of XM’s system is subject to significant regulation by the FCC under authority granted through the Communications Act and related federal law. XM is required, among other things, to operate only within specified frequencies; to meet certain conditions regarding the interoperability of its radios with those of the other licensed satellite radio system; to coordinate its satellite radio service with radio systems operating in the same range of frequencies in neighboring countries; and to coordinate its communications links to its satellites with other systems that operate in the same frequency band. Non-compliance by XM with these requirements or other conditions or with other applicable FCC rules and regulations could result in fines, additional license conditions, license revocation or other detrimental FCC actions. There is no guarantee that the FCC will not modify its rules and regulations in a manner that would have a material impact on XM’s operations.

XM is operating its terrestrial repeaters on a non-interference basis pursuant to grants of STA from the FCC, which have expired. XM has applied on a timely basis for extensions of these STAs. Pursuant to FCC rules, if an extension request is filed on a timely basis, operations in accordance with the terms of the STA may continue pending action on the extension request.

See “Risks Related to Our Business—Failure to Comply with FCC Requirements could Damage our Business” above for information regarding an FCC Consent Decree to which XM expects to be subject.

One of XM’s Major Business Partners is Experiencing Financial Difficulties.

On October 8, 2005, Delphi Corporation and 38 of its domestic U.S. subsidiaries, which we refer to collectively as “Delphi,” filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. Delphi manufactures, in factories outside the United States, XM radios for installation in various brands of GM vehicles. Delphi also distributes to consumer electronics retailers various models of XM radios manufactured abroad. On January 25, 2008, the Bankruptcy Court entered an order confirming Delphi’s First Amended Joint Plan of Reorganization, as Modified, which we refer to as the Delphi Plan, which provides for a reorganization of Delphi and the emergence of Delphi from bankruptcy as an ongoing entity. The Delphi Plan provides that Delphi shall assume all executory contracts including those with XM as of the effective date of the Delphi Plan. The Delphi Plan has not yet become effective, is subject to various conditions and may not become effective. Certain investors entered into commitments to provide financing to a reorganized Delphi, but (according to Delphi) terminated the investment agreement just prior to the closing of the financing. Delphi has commenced certain litigation alleging wrongful termination of the investment agreement, and asserting that the financing is necessary for the successful consummation of the Delphi Plan. Accordingly, it is unclear at this time whether the Delphi Plan will ever become effective. Further, even if the Delphi Plan becomes effective, Delphi has taken the position that any contracts that expire prior to the effective date of the Delphi Plan will not be assumed under the Delphi Plan and Delphi shall have no obligation to cure any pre-bankruptcy defaults thereunder. XM has reserved its rights to dispute that position.

     Weaker than Expected Market and Advertiser Acceptance of XM’s Radio Service could Adversely Affect XM’s Advertising Revenue and Results of Operations.

XM’s ability to generate advertising revenues will depend on several factors, including the level and type of penetration of its service, competition for advertising dollars from other media, and changes in the advertising industry and economy generally. XM directly competes for audiences and advertising revenues with traditional AM/FM radio stations, some of which maintain longstanding relationships with advertisers and possess greater resources than it does, and “new media,” including Internet, Internet radio, podcasts and others, and historically XM has faced limited competition from Sirius. Because XM offers its radio service to subscribers on a pay-for-service basis, certain advertisers may be less likely to advertise on its radio service.

XM’s Business may be Impaired by Third-Party Intellectual Property Rights.

Development of the XM Radio system has depended largely upon the intellectual property that XM has developed, as well as intellectual property XM has licensed from third parties. If the intellectual property that XM has developed or uses is not adequately protected, others will be permitted to and may duplicate the XM Radio system or service without liability. In addition, others may challenge, invalidate, render unenforceable or circumvent XM’s intellectual property rights, patents or existing sublicenses or XM may face significant legal costs in connection with defending and enforcing those intellectual property rights. Some of the know-how and technology XM has developed and plans to develop is not now, nor will be, covered by U.S. patents or trade secret protections. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. The loss of necessary technologies could require XM to obtain substitute technology of lower quality performance standards, at greater cost or on a delayed basis, which could harm its business.

Other parties may have patents or pending patent applications, which will later mature into patents or inventions that may block XM’s ability to operate its system or license its technology. XM may have to resort to litigation to enforce its rights under license agreements or to determine the scope and validity of other parties’ proprietary rights in the subject matter of those licenses. This may be expensive. Also, XM may not succeed in any such litigation.

Third parties may assert claims or bring suit against XM for patent, trademark, or copyright infringement, or for other infringement of intellectual property rights. Any such litigation could result in substantial cost to, and diversion of effort by, XM, and adverse findings in any proceeding could subject XM to significant liabilities to third parties; require XM to seek licenses from third parties; block XM’s ability to operate the XM Radio system or license its technology; or otherwise adversely affect XM’s ability to successfully develop and market the XM Radio system.

Interference from other Users could Damage XM’s Business.

XM’s service may be subject to interference caused by other users of radio frequencies, such as RF lighting and ultra-wideband (“UWB”) technology and Wireless Communications Service (“WCS”) users. The FCC is seeking comment on proposals by certain WCS licensees for modification of rules regarding their operations in spectrum adjacent to satellite radio, including rule changes to facilitate mobile broadband services in the WCS. XM and Sirius are participating actively in this proceeding and have opposed the changes requested by WCS licensees out of a concern for their impact on the reception of satellite radio service. We cannot predict the outcome of the FCC proceeding, or the impact on satellite radio reception.

XM’s Service Network or other Ground Facilities could be Damaged by Natural Catastrophes.

Since XM’s ground-based network is attached to towers, buildings and other structures around the country, an earthquake, tornado, flood or other catastrophic event anywhere in the United States could damage its network, interrupt its service and harm its business in the affected area. XM has backup central production and broadcast facilities; however, it does not have replacement or redundant facilities that can be used to assume the functions of XM’s repeater network in the event of a catastrophic event. Any damage to our repeater network would likely result in degradation of XM’s service for some subscribers and could result in the complete loss of service in affected areas. Damage to XM’s central production and broadcast facility would restrict its production of programming to its backup facilities.

Consumers could Steal XM’s Service.

Like all radio transmissions, the XM Radio signal is subject to interception. Pirates may be able to obtain or rebroadcast XM Radio without paying the subscription fee. Although XM uses encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of the XM Radio signal. If widespread, signal theft could harm XM’s business.

XM Depends on Certain on-Air Talent and Other People with Special Skills. If XM Cannot Retain these People, its Business could Suffer.

XM employs or independently contracts with on-air talent who maintain significant loyal audiences in or across various demographic groups. There can be no assurance that XM’s on-air talent will remain with XM or that XM will be able to retain their respective audiences. If XM loses the services of one or more of these individuals, and fails to attract comparable on-air talent with similar audience loyalty, the attractiveness of its service to subscribers and advertisers could decline, and its business could be adversely affected. XM also depends on the continued efforts of its executive officers and key employees, who have specialized technical knowledge regarding its satellite and radio systems and business knowledge regarding the radio industry and subscription services. If XM loses the services of one or more of them, or fails to attract qualified replacement personnel, it could harm XM’s business and its future prospects.

Risks Related to the Merger

     Our Indebtedness Following the Completion of the Merger will be Substantial. This Indebtedness could Adversely Affect us in many ways, Including by Reducing Funds Available for other Business Purposes.

As of March 31, 2008, the pro forma indebtedness of the combined company after giving effect to the merger and the Refinancing Transactions, and including approximately $78.4 million of original issue discount associated with the 13% Senior Notes and approximately $162.5 million of incremental indebtedness incurred by XM subsequent to March 31, 2008 and prior to July 1, 2008 which will remain outstanding after the merger and the Refinancing Transactions, would have been approximately $3,418.8 million. Interest costs related to this debt will be substantial. As a result of this debt, demands on our cash resources will be substantial. Our high levels of indebtedness could reduce funds available for investment in research and development and capital expenditures or create competitive disadvantages compared to other companies with lower debt levels.

Our and XM’s indebtedness contain covenants that will, among other things, restrict our ability and the ability of our restricted subsidiaries to incur more debt, pay dividends and make distributions, make certain investments, repurchase stock, create liens, enter into transactions with affiliates, enter into sale lease-back transactions, merge or consolidate, and transfer or sell assets.

     Potential Adjustments to our Business Plan Following the Merger and XM’s Substantial Debt Maturing in 2009 will Require Additional Financing, and Additional Financing might not be Available on Favorable Terms or at all.

Following the merger, we will be the sole stockholder of XM and its business will be operated as an unrestricted subsidiary under our existing indebtedness. In its previous financial and operational estimates and predictions set forth in its most recent reports filed with the SEC, XM indicated that, provided that it meets the revenue, expense and cash flow projections of its current business plan, XM expected to be fully funded and not need additional liquidity to continue operations beyond its existing assets, credit facilities and cash generated by operations; XM’s current business plan is based on estimates regarding expected future costs, expected future revenue and assumes the refinancing or renegotiating of certain of its obligations as they become due, including the maturity of its existing credit facilities and $400 million of 1.75% Notes and the MLB escrow arrangement. XM’s financial and operational estimates and predictions were made in the context of being a stand-alone enterprise, and may not be reflective of results that will be achieved following the merger.

Our operations will also be affected by the FCC order approving the merger. In addition, our future liquidity may be adversely affected by, among other things, changes in our operations or business plans following the merger, the termination of XM’s GM Facility following the consummation of the merger, or by the nature and extent of the benefits, if any, achieved by operating XM as a wholly-owned subsidiary. We may be unwilling to contribute or loan XM capital to support its operations or unable to do so under the terms of our existing or future debt obligations. You should not assume that we will contribute or loan XM additional capital to satisfy its liquidity requirements following the merger. To the extent the XM’s remaining funds following the Refinancing Transactions are insufficient to support its ongoing capital requirements, it would be required to seek additional financing, which may not be available on favorable terms or at all. Such additional financing would likely be obtained from the sale of additional debt securities, obtaining the release of funds held in escrow in connection with XM’s MLB arrangement or other sources. If XM is unable to secure additional financing, its business and results of operations may be adversely affected. In addition, XM will be required to maintain a minimum cash balance of $75 million under its revolving credit facility. If XM’s cash balance following the Refinancing Transactions falls below $75 million, it would need to obtain a waiver from its bank lenders to avoid a default. No assurance can be given that XM would be able to obtain such a waiver or otherwise avoid a default under its revolving credit facility.

Following the Refinancing Transactions, XM will have a substantial amount of debt maturing in 2009, including its $250 million revolving credit facility and $100 million term loan, each of which matures in May 2009, $400 million aggregate principal amount of Convertible Senior Notes due in December 2009, and $33.2 million aggregate principal amount of 10% Senior Secured Discount Convertible Notes due in December 2009 (“Discount Notes”). Moreover, we have approximately $300 million of 2 1/2% Convertible Notes that mature in February 2009, which we may need to refinance. As a result of these debt maturities, our cash flows from operating activities may not be sufficient to fund our projected cash needs in 2009. We may not be able to access additional sources of refinancing on similar terms or pricing as those that are currently in place, or at all, or otherwise obtain other sources of funding. An inability to access additional sources of liquidity to fund our cash needs in 2009 or thereafter or to refinance or otherwise fund the repayment of our maturing debt instruments could adversely affect our growth, our financial condition, our results of operations, and our ability to make payments on our debt, and could force us to seek the protection of the bankruptcy laws, which could materially adversely impact our ability to operate our business and to make payments under our debt instruments.

It will be more difficult to obtain additional financing if prevailing instability in the credit and financial markets continues through 2009. Tightening credit policies could also adversely impact our operational liquidity by making it more difficult or costly for our customers to access credit, and could have an adverse impact on our operational liquidity as a result of possible changes to our payment arrangements that credit card companies and other credit providers could unilaterally make.

     The Anticipated Benefits of the Merger may not be Realized Fully (or at all) and may Take Longer to Realize than Expected.

The merger involves the integration of two companies that have previously operated independently with principal offices in two distinct locations and technologically different satellite radio platforms. We have conducted only limited planning regarding the integration of the two companies. The combined company will be required to devote significant management attention and resources to integrating the two companies. Delays in this process could adversely affect the combined company’s business, financial results and financial condition. Even if we were able to integrate our business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time. In addition, the indentures governing our indebtedness and indebtedness of XM contain covenants that will restrict the integration of these two operating companies.

Undertakings made to the FCC will Affect the Combined Company’s Business in the Future.

We and XM have represented to the FCC that the combined company will implement a number of voluntary commitments. These programming, a la carte, minority and public interest, equipment, subscription rates, and other service commitments are described in “The merger — FCC conditions.” The voluntary commitments will be treated by the FCC as enforceable conditions to the agency’s order approving the merger, and would bind the combined company. Similarly, to the extent the FCC conditions the merger on other terms related to but different from these voluntary commitments, or on other terms, those conditions also would be binding on the combined company. As such, a failure by the combined company to abide by these conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions. In addition, while we believe that the combined company can successfully implement all of the commitments, we are unable to predict the degree to which we will confront operational or technical difficulties in the course of such implementation or the ultimate effects of these commitments on the business or results of operations of the combined company.

Risks Related to Our Common Stock

     The Price of our Common Stock Historically has been Volatile. This Volatility may Affect the Price at which you could Sell our Common Stock, and the Sale of Substantial Amounts of our Common Stock could Adversely Affect the Price of our Common Stock.

The market price for our common stock has varied between a high of $4.15 and a low of $1.83 in the eighteen-month period ended June 30, 2008. This volatility may affect the price at which you could sell our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. The price for our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in the risks related to our business and the business of XM; variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; competitive developments; and capital commitments.

In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

In addition, the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially.

In addition, the sale of substantial amounts of our common stock could adversely impact its price. As of June 30, 2008, we had outstanding approximately 1,501 million shares of common stock, options to purchase approximately 95 million shares of our common stock (of which approximately 53 million were exercisable as of that date at prices ranging from $0.49 to $31.25) and convertible notes convertible into approximately 111 million shares (at conversion prices ranging from $4.41 to $28.46). Approximately 1,467 million shares of our common stock will be issued in the merger. The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.

     The Issuance and Sale of our Common Stock upon the Exchange, Conversion or Exercise of Outstanding Equity-Linked Securities may Cause Volatility in our Stock Price and will Dilute the Ownership Interest of Existing Stockholders.

Although our diluted earnings per share calculation treats the stock options, restricted stock, restricted stock units, warrants, convertible notes and stock based awards under our Stock Incentive Plan as if they were already exchanged or converted into our common stock, sales in the public market of our common stock issuable upon such exchange or conversion could adversely affect prevailing market prices of our common stock. Anticipated exchange or conversion of the equity-linked securities into shares of our common stock could depress the price of our common stock. In addition, the existence of the equity-linked securities may encourage short selling by market participants because the exchange or conversion of such securities could be used to satisfy short positions. Exchange or conversion of the outstanding equity-linked securities will dilute the ownership interests of existing stockholders.

     We have Never Paid Dividends and do not Anticipate Paying any Dividends on our Common Stock in the Future, so any Short-Term Return on your Investment will Depend on the Market Price of our Common Stock.

We currently intend to retain any earnings to finance our operations and growth. In addition, the terms and conditions of certain of our and our subsidiaries’ debt instruments restrict and limit payments or distributions in respect of common stock.

     Delaware Law and our Charter Documents may Impede or Discourage a Takeover, which could Cause the Market Price of Shares of our Common Stock to Decline.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, including the adoption of a “poison pill,” which could be used defensively if a takeover is threatened. The ability of our board of directors to create and issue a new series of preferred stock and certain provisions of Delaware law and our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock.

     The Effect of the Issuance and Sale of Shares of our Common Stock in our share borrow facility, which Issuance is being Made to Facilitate Transactions by which Investors in the Notes may Hedge their Investments, may be to Lower the Market Price of our Common Stock.

The underwriters of the shares borrowed pursuant to our share borrow facility have informed us and XM that they, or their respective affiliates, intend to short sell the borrowed shares concurrently with the offering of the Notes. The borrowed shares are being borrowed by the share borrowers under the share lending agreements. Neither XM nor we will receive any proceeds from the sale of the borrowed shares, but we will receive a nominal lending fee from the share borrowers for the use of those shares. All borrowed shares (or identical shares or, in certain circumstances, the cash value thereof) must be returned to us on or about the maturity date of the Notes or earlier upon notice from us that the Notes are no longer outstanding, or in certain other circumstances.

We have been further advised by the underwriters that they, or their respective affiliates, intend to use the share loans and the short sales of the borrowed shares to facilitate transactions by which investors in the Notes may hedge their investments through privately negotiated derivative transactions. The existence of the share lending agreements, the short sales of of our common stock effected in connection with the sale of the Notes, and the related derivative transactions, or any unwind of such derivative transactions, could cause the market price of our common stock to be lower over the term of the share lending agreements than they would have been had we not entered into these agreements, due to the effect of the increase in the number of outstanding shares of our common stock or otherwise. For example, in connection with any cash settlement of any such derivative transaction, the underwriters or their affiliates may purchase shares of our common stock and investors in the Notes may sell shares of our common stock, which could temporarily increase, temporarily delay a decline in, or temporarily decrease, the market price of our common stock. The market price of our common stock could be further negatively affected by these or other short sales of our common stock, including other sales by the purchasers of the Notes hedging their investment therein.

     Adjustments by Purchasers of the Notes of Their Hedging Positions in our Common Stock and the Expectation Thereof may have a Negative Effect on the Market Price of our Common Stock.

The shares of our common stock that are being offered in connection with the share lending agreements are expected to be used to facilitate the establishment of hedge positions in our common stock by investors in the Notes with respect to the Notes through privately negotiated derivative transactions. The number of shares of our common stock offered hereby may be more or less than the notional size of these desired hedge positions. Any buying or selling of shares of our common stock by investors in the Notes to adjust their hedging positions simultaneously with this offering or the concurrent offering of the Notes or in the future may affect the market price of our common stock.

     Changes in the Accounting Guidelines Relating to the Borrowed Shares could Increase our Reported Loss Per Share and Potentially Decrease our Common Stock Price.

Because the borrowed shares that are being offered (or identical shares) to facilitate hedging transactions by investors in the Notes must be returned to us at the end of the loan availability period under the share lending agreements or earlier in certain circumstances, we believe that under U.S. GAAP, as presently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our (loss) earnings per share. If accounting guidelines were to change in the future, we may become required to treat the borrowed shares as outstanding for purposes of computing (loss) earnings per share, our reported (loss) per share would be decreased or our reported earnings per share would be reduced and Sirius common stock price could decrease, possibly significantly. In addition, if the borrowers of the borrowed shares failed to perform their obligations pursuant to the share lending agreements and return the borrowed shares for whatever reason, such shares would be included in all calculations of (loss) earnings per share and we may be compelled to sue for damages which may not provide an adequate remedy.

THE MERGER

Overview

On February 19, 2007, we entered into the merger agreement with Holdings to effect a strategic merger, combining our business with that of Holdings through the merger of Holdings with our wholly-owned subsidiary, resulting in Holdings and its subsidiaries, including XM, becoming direct or indirect wholly-owned subsidiaries of us. On March 24, 2008, the Department of Justice approved the merger and the merger is pending approval by the FCC. The merger is intended to qualify as a reorganization for federal income tax purposes. The issuance and sale of the common stock is conditioned upon the closing of the merger.

In the merger, each share of Holdings’ Class A common stock then issued and outstanding will be converted at the effective time of the merger into the right to receive 4.6 shares of our common stock. Each share of Holdings’ Series A convertible preferred stock then issued and outstanding similarly will be converted at the effective time of the merger into the right to receive 4.6 shares of a newly-designated series of our preferred stock having the same powers, designations, preferences, rights and qualifications, limitations and restrictions as the stock so converted, except that such preferred stock will have the right to vote with the holders of our common stock as a single class, with each share of preferred stock having one-fifth of a vote.

The merger agreement contains certain termination rights both for us and Holdings. If the merger agreement is terminated under circumstances specified in the merger agreement due to action by one of the parties, we or Holdings, as the case may be, will be required to pay the other a termination fee of $175 million. Our board of directors and stockholders and the board of directors and stockholders of Holdings have approved the merger. The parties agreed to extend the merger agreement, as necessary, for rolling two week periods unless either side notifies the other of its intention not to extend.

In connection with the merger, XM will be required to refinance a significant portion of our outstanding indebtedness. See “Summary — Recent Developments — Refinancing Transactions.”

Reasons for the Merger

This section summarizes the principal potential strategies and financial benefits that the parties expect to realize in the merger. For a discussion of various factors that could prohibit or limit the parties from realizing some or all of these benefits, see “Risk Factors.” We believe that the merger will enable us and XM to capitalize on the strategic advantages and opportunities. The benefits of the merger are expected to include the following:

•	Cost Synergies. We believe that the merger will create significant cost synergies for us and XM. We expect operating cost savings to be achievable in almost every cost item on the combined company’s income statement, including subscriber acquisition, programming and content, sales and marketing, revenue share and royalties, general and administrative expenses, customer service and billing, and research and development. Moreover, over the long-term, the combined company expects to derive significant additional value by procuring its future generation satellites, terrestrial repeaters and other capital expenditures as a single entity. The combination of operating cost and capital procurement synergies of the two companies will allow a greater portion of revenue to be realized as cash flow as the combined company grows.

•	Better Competitive Positioning. The market for audio entertainment in the United States is robustly competitive and rapidly evolving. We compete directly and intensely with a host of other audio entertainment providers for consumer attention. The combination will better position satellite radio to compete for consumers’ attention against a host of products and services in the highly competitive and rapidly evolving audio entertainment marketplace. In addition to existing competition from free “over-the-air” AM and FM radio as well as iPods and mobile phone streaming, satellite radio faces challenges from the rapid growth of HD Radio, Internet radio and next generation wireless and other technologies. In addition, cost reductions resulting from the combination of us and XM will enable satellite radio to maintain competitive prices for subscription and devices.

•	Greater Programming Choice. We believe that the merger will permit the combined company to offer consumers more choices and value, stimulating demand for the service and reducing customer churn. We expect to be able to add the best of XM’s lineup to our service, subject to obtaining permission of the applicable content provider — as well as offer other new programming packages. The combined company will offer American consumers for the first time the opportunity to choose programming on an a la carte basis, which will provide consumers with more choices and lower prices. We and XM already broadcast a wide range of commercial-free music channels; exclusive and non-exclusive sports coverage; news, talk, entertainment, and religious programming; channels in Spanish, French and other foreign languages; as well as weather and traffic channels for many cities.

•	Advancements in Technology. We believe that the combined company will be able to offer consumers access to advanced technology sooner than would otherwise occur. In particular, the combination of the companies’ two engineering organizations is expected to lead to better results from each dollar invested in research and development. The merger will lead to the commercial introduction of interoperable satellite radios. In originally implementing rules for the satellite radio service, the FCC required us and XM to develop designs for a radio capable of receiving the signal of either system. In accordance with this requirement, we and XM created a jointly funded engineering team that has developed radios that are interoperable with each other’s networks. After the merger is consummated, the marketplace itself will provide economic incentives to encourage further innovation and the subsidization and commercial distribution of interoperable radios. With appropriate subsidies to lower the costs, radio manufacturers would likely shift some amount of production, consistent with customer demand, to fabricating radios that tune to all channels of the combined service. Eventually, such radios are expected to enable the combined company to offer enhanced content and services.

•	Advertising Revenue Growth. The combined company is expected to be more attractive to large national advertisers, since it will have significantly more reach than either company on its own.

•	Compatible Cultures and Commitment to Excellence. We expect that the combined company will have a highly experienced management assembled from us and XM, with extensive industry knowledge in radio, media, consumer electronics, engineering and technology.

The actual synergistic benefits from the merger and costs of integration could be different from those described above and these differences could be material. Accordingly, there can be no assurance that any Of the potential benefits described above will be realized. See “Risk factors” and “Special Note About Forward-Looking Statements.”

FCC Conditions

In order to demonstrate to the FCC that the merger is in the public interest, we and XM have represented to the FCC that the combined company will implement a number of voluntary commitments. These programming, minority and public interest, equipment, subscription rates, and other service commitments are summarized as follows:

Programming

A La Carte Programming:  The combined company will offer the following a la carte programming options:

•	50 Channels will be available for $6.99 a month and will allow consumers to choose either 50 SIRIUS channels from approximately 100 SIRIUS channels or 50 XM channels from approximately 100 XM channels. Additional channels can be added for 25 cents each, with premium programming priced at additional cost. However, in no event will a customer subscribing to this a la carte option pay more than $12.95 per month for this programming.

•	100 Channels will be available on an a la carte basis for $14.99 a month. This a la carte option will allow SIRIUS customers to choose from the SIRIUS programming line-up and some of the best of XM’s programming, and XM customers to choose from the XM programming line-up and some of the best of Sirius’ programming.

Within three months of the consummation of the merger, the first radios capable of offering a la carte programming will be introduced in the retail after-market, likely first with respect to radios offered by Sirius followed thereafter by XM radios, and the combined company will commence offering a la carte programming.

“Best of Both” Programming: Within three months of the consummation of the merger, the combined company will offer customers the ability to receive the best of both SIRIUS and XM programming. Current XM customers will continue to receive their existing XM service, and be able to obtain select SIRIUS programming. Likewise, current SIRIUS customers will continue to receive their existing SIRIUS service, and be able to obtain select XM programming. This “best of” programming will be the same “best of” programming included as part of the 100 Channel a la carte offering, and will be available at a monthly cost of $16.99.

Mostly Music or News, Sports and Talk Programming:  Within three months of the consummation of the merger, customers will have the option of choosing an option of “mostly music” programming. Subscribers will also be able to choose an option of news, sports and talk programming. Each of these programming options will be available on existing satellite radios at a cost of $9.99 per month.

Discounted Family-Friendly Programming:  Within three months of the consummation of the merger, consumers will be able to purchase a “family-friendly” version of existing SIRIUS or XM programming at a cost of $11.95 a month, representing a discount of $1.00 per month. Current SIRIUS customers will also be able to choose a family-friendly version of SIRIUS programming that includes select XM programming, and current XM customers can choose a family-friendly XM programming option that includes select SIRIUS programming. This programming will cost $14.99 per month, representing a discount of $2.00 per month from the cost of the “best of” programming. These programming options are subject to individual channel changes in the ordinary course of business and, in the case of certain programming, the consent of third-party programming providers.

Public Interest and Qualified Entity Channels.

•	The combined company will set aside four percent of the full-time audio channels on the Sirius platform and on the XM platform, respectively, which currently represents six channels on the Sirius platform and six channels on the XM platform, for noncommercial, educational and informational programming within the meaning of the FCC rules that govern a similar obligation of direct broadcast satellite providers. Sirius and XM will not select a programmer to fill more than one non-commercial, educational or informational channel on each of the Sirius and XM platforms as long as demand for such channels exceeds available supply.

•	In addition, within four months of the consummation of the merger, the combined company will enter into long-term leases or other agreements to provide to a Qualified Entity or Entities, defined as an entity or entities that are majority-owned by persons who are African American, not of Hispanic origin; Asian or Pacific Islanders; American Indians or Alaskan Natives; or Hispanics, rights to four percent of the full-time audio channels on the Sirius platform and on the XM platform, respectively, which again currently represents six channels on the Sirius platform and six channels on the XM platform. As digital compression technology enables the company to broadcast additional full-time audio channels, the combined company will ensure that four percent of full-time audio channels on the Sirius platform and the XM platform are reserved for a Qualified Entity or Entities; provided that in no event will the combined company reserve fewer than six channels on the Sirius platform and six channels on the XM platform.

•	The Qualified Entity or Entities will not be required to make any lease payments for such channels. The combined company is willing not to be involved in the selection of the Qualified Entity or Entities. The combined company will have no editorial control over these channels.

Equipment

•	Immediately after the combined company shall offer for license, on commercially reasonable and non-discriminatory terms, the intellectual property it owns and controls of the basic functionality of satellite radios that is necessary to independently design, develop and have manufactured satellite radios (other than chip set technology, which technology includes its encryption and conditional access keys) to any bona fide third party that wishes to design, develop, have manufactured and distribute subscriber equipment compatible with the Sirius system, the XM system, or both. Chip sets for satellite radios may be purchased by licensees from manufacturers in negotiated transactions with such manufacturers. Such technology license shall contain commercially reasonable terms, including, without limitation, confidentiality, indemnity and default obligations; require the licensee to comply with all existing and applicable law, including FCC rules and regulations and applicable U.S. copyright laws; and require the licensee and qualified manufacturer to satisfy technical and quality assurance standards and tests established by the combined company from time to time and applicable to licensees and qualified manufacturers. Following the consummation of the merger, the combined company will not enter into any agreement that grants, or that would have the effect of granting, a device manufacturer an exclusive right to manufacture, market and sell equipment that can deliver the company’s satellite radio service.

•	The combined company will not execute any agreement or take any other action that would bar, or have the effect of barring, a car manufacturer or other third party from including non-interfering HD radio chips, iPod compatibility, or other audio technology in an automobile or audio device.

Service to Puerto Rico

Within three months of the consummation of the merger, the combined company will file the necessary applications to provide the Sirius satellite radio service to the Commonwealth of Puerto Rico using terrestrial repeaters and will, upon grant of the necessary permanent authorizations, promptly introduce such satellite radio service to the Commonwealth.

Interoperable Receivers

Within nine months of the consummation of the merger, the combined company will offer for sale an interoperable receiver in the retail after-market.

Subscription Rates

The combined company will not raise the retail price for its basic $12.95 per month subscription package, the a la carte programming packages and the new programming packages described above for thirty six months after consummation of the merger. After the first anniversary of the consummation of the merger, the combined company may pass through cost increases incurred since the filing of the combined company’s FCC merger application as a result of statutorily or contractually required payments to the music, recording and publishing industries for the performance of musical works and sound recordings or for device recording fees. The combined company will provide customers, either on individual bills or on the combined company’s website, specific costs passed through to consumers pursuant to the preceding sentence.

Local Programming and Advertising

The combined company has committed not to originate local programming or advertising through its repeater networks.

USE OF PROCEEDS

Assuming the warrants are exercised in full for cash, we will receive aggregate proceeds in the amount of approximately $171,975,563 upon exercise of the warrants. Any proceeds to us from the issuance of any shares of our common stock upon exercise of the warrants will be used by us for general corporate purposes. We will not receive any proceeds from the exchange of Convertible Senior Notes as all proceeds relating to the Convertible Senior Notes were received by XM at the time the Convertible Senior Notes were originally issued.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq Global Select Market under the symbol “SIRI.” The following table sets forth, for the periods indicated, the high and low closing sales price per share of our common stock. On July 25, 2008, the last reported sale price for our common stock was $2.25 per share.

	High	Low

2008
Third Quarter (through July 25, 2008)	$2.68	$1.91
Second Quarter	2.89	1.83
First Quarter	3.31	2.65
2007
Fourth Quarter	3.83	3.03
Third Quarter	3.52	2.71
Second Quarter	3.15	2.69
First Quarter	4.15	3.20
2006
Fourth Quarter	4.29	3.54
Third Quarter	4.61	3.65
Second Quarter	5.42	3.68
First Quarter	6.57	4.45

As of June 30, 2008, there were approximately 9,475 holders of record of our common stock.

DIVIDEND POLICY

We have never paid cash dividends on our capital stock. We currently intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial condition and other factors deemed relevant by our board of directors. A number of our current debt instruments contain, and future debt instruments may contain, provisions restricting our ability to pay dividends.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price and impair our ability to raise capital in the future.

As of June 30, 2008, an aggregate of 1,501,131,817 shares of our common stock were issued and outstanding. We will issue an aggregate of 135,806,007 shares of common stock in this offering from time to time upon conversion of the Senior Convertible Notes and the warrant. Additional shares of common stock will be offered by the share borrowers in connection with the Refinancing Transactions and approximately 1,462 million shares of our common stock will be issued in the merger.

As of the date of this prospectus supplement, an aggregate of 111 million shares of common stock are issuable upon conversion of our outstanding convertible notes. In addition, 55 million shares of our common stock are issuable upon the exercise of our outstanding warrants. We have also granted options to purchase an aggregate of 95 million shares of our common stock under our stock option plans and have issued 4 million restricted shares. We have remaining 55 million shares for issuance under our stock option plans. An aggregate of 1,470 million shares of our common stock are expected to be issued to Holdings’ stockholders upon the completion of the merger.

The Notes offered by Holdings will be exchangeable into shares of our common stock at any time prior to the third business day preceding the maturity of such Notes in December 2014. It is expected that the number of shares of our common stock issuable upon exchange of the Notes will equal the number of shares of common stock that we will lend to the share borrower. The shares issuable upon exchange of the Notes will be restricted securities but may be resold pursuant to a registration statement and resale prospectus that we are obligated to establish and maintain pursuant to the registration rights agreement entered into in connection with the offering of the Notes. It is expected that the shares issued upon the exchange of Notes will also be saleable without registration in compliance with Rule 144 after the expiration of applicable holding periods.

In general, under Rule 144 as recently amended, a person who has beneficially owned restricted securities of an issuer which files Exchange Act reports, for at least six months would be entitled to sell all shares of restricted stock without limitation as long as we are current in making our Exchange Act filings. The sale of restricted securities held more than a year by non-affiliates will no longer require current information about us. Affiliates of us who wish to sell restricted securities will now be able to make such sales after holding such shares for six months but shall continue to be subject to the volume and manner-of-sale requirements, notice requirements and the availability of current public information about us.

EXISTING INDEBTEDNESS

Indebtedness of Sirius

9 5/8 Senior Notes Due 2013

The aggregate principal amount of our unsecured 9 5/8% Senior Notes due 2013 (the “9 5/8% Notes”) outstanding as of June 30, 2008 is $500 million. Interest is payable semi-annually in arrears on February 1 and August 1 at a rate of 9 5/8% per annum. The principal balance is payable in August 2013. The indenture contains customary covenants, including limitations on our ability to (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another person, (vi) sell, assign, lease or otherwise dispose of all or substantially all of our assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions. We may redeem some or all of the 9 5/8% Notes on and after August 1, 2009 at the redemption prices set forth in the indenture for the 9 5/8% Notes. Additionally, at any time prior to August 1, 2009, we may redeem up to 35% of the principal amount of the Notes using proceeds of certain equity offerings. If we sell certain of our assets or experience specific kinds of changes of control, we must offer to purchase the 9 5/8% Notes.

2 1/2% Convertible Notes Due 2009

The aggregate principal amount of our unsecured 2 1/2% Convertible Notes due 2009 (the “2 1/2% Notes”) outstanding as of June 30, 2008 is $300 million. Interest is payable semi-annually at a rate of 2 1/2% per annum. The principal balance is payable in February 2009. The 2 1/2% Notes are convertible, at the option of the holder, into shares of our common stock at any time initially at a conversion rate of 226.7574 shares of common stock for each $1,000 principal amount, or $4.41 per share of common stock, subject to certain adjustments. If a fundamental change occurs prior to the maturity of the 2 1/2% Notes, holders may require us to purchase their 2 1/2% Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2 1/2% Notes to be purchased plus accrued interest to, but excluding, the repurchase date.

3 1/4% Convertible Notes Due 2011

The aggregate principal amount of our unsecured 3 1/4% Convertible Notes due 2011 (the “3 1/4% Notes”) outstanding as of June 30, 2008 is $230 million. Interest is payable semi-annually at a rate of 3 1/4% per annum. The principal balance is payable in October 2011. The 3 1/4% Notes are convertible, at the option of the holder, into shares of our common stock at any time initially at a conversion rate of 188.6792 shares of common stock for each $1,000 principal amount, or $5.30 per share of common stock, subject to certain adjustments. If a fundamental change occurs prior to maturity, holders may require us to repurchase all or part of their notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, plus, in certain cases, a make whole premium. Any such make whole premium will be payable solely in shares of our common stock (other than cash paid in lieu of fractional shares) or in the same form of consideration into which our common stock has been converted in connection with such fundamental change. No such make whole premium will be payable if the fundamental change occurs after July 15, 2011.

8 3/4% Convertible Subordinated Notes Due 2009

The aggregate principal amount of our unsecured 8 3/4% Convertible Subordinated Notes due 2009 (the “8 3/4% Notes”) outstanding as of June 30, 2008 is $1.7 million. Interest is payable semi-annually at a rate of 8 3/4% per annum. The principal balance is payable in September 2009. The 8 3/4% Notes are convertible, at the option of the holder, into shares of our common stock at any time initially at a conversion rate of 35.134 shares of common stock for each $1,000 principal amount, or $28.4625 per share of common stock, subject to certain adjustments. The 8 3/4% Notes are redeemable at our option at declining redemption prices if our common stock reaches 150% of the conversion price. If a fundamental change occurs prior to the maturity of the 8 3/4% Notes, holders may require us to purchase their 8 3/4% Notes, in whole or in part, at a price equal to 100% of the principal amount of the 8 3/4% Notes to be purchased plus accrued interest to, but excluding, the repurchase date.

Space Systems/Loral Credit Agreement

In July 2007, we amended and restated our existing Credit Agreement with Space Systems/Loral (the “Loral Credit Agreement”). Under the Loral Credit Agreement, Space Systems/Loral has agreed to make loans to us in an aggregate principal amount of up to $100 million to finance the purchase of our fifth and sixth satellites. Loans made under the Loral Credit Agreement are secured by our rights under the satellite purchase agreement with Space Systems/Loral, including our rights to these satellites. The loans are also entitled to the benefits of a subsidiary guarantee from Satellite CD Radio, Inc., our subsidiary that holds our FCC license, and any future material subsidiary that may be formed by us. The maturity date of the loans is the earliest to occur of (i) June 10, 2010, (ii) 90 days after the sixth satellite becomes available for shipment and (iii) 30 days prior to the scheduled launch of the sixth satellite. Any loans made under the Loral Credit Agreement generally will bear interest at a variable rate equal to three-month LIBOR plus 4.75%. The daily unused balance bears interest at a rate per annum equal to 0.50%, payable quarterly on the last day of each March, June, September and December. The negative covenants contained in the Loral Credit Agreement are substantially similar to the ones in the indenture governing the 9 5/8% Notes. The Loral Credit Agreement permits us to prepay all or a portion of the loans outstanding without penalty. We have not borrowed under the Loral Credit Agreement to date.

Senior Secured Term Credit Agreement

In June 2007, we entered into a senior secured Term Credit Agreement (the “Term Credit Agreement”) with a syndicate of financial institutions. The Term Credit Agreement provides for a term loan of $250 million, which has been drawn. Interest under the Term Credit Agreement is based, at our option, on (i) adjusted LIBOR plus 2.25% or (ii) the higher of (a) the prime rate and (b) the Federal Funds Effective Rate plus 1/2 of 1.00%, plus 1.25%. As of June 30, 2008, the interest rate was 4.75%. LIBOR borrowings may be made for interest periods, at our option, of one, two, three or six months (or, if agreed by all of the lenders, nine or twelve months). The loan amortizes in equal quarterly installments of 0.25% of the initial aggregate principal amount for the first four and a half years, with the balance of the loan thereafter being repaid in four equal quarterly installments. The loan matures on December 20, 2012. The loan is guaranteed by our material wholly owned subsidiaries, including Satellite CD Radio, Inc. (the “Guarantors”). The Term Credit Agreement is secured by a lien on substantially all of our and the Guarantors’ assets, including our four satellites and the shares of the Guarantors. The Term Credit Agreement contains customary affirmative covenants and event of default provisions. The negative covenants contained in the Term Credit Agreement are substantially similar to those contained in the indenture governing the 9 5/8% Notes.

Indebtedness of XM

Exchangeable Senior Subordinated Notes Due 2014

In connection with the Refinancing Transactions, XM Inc. is offering in a private placement $550 aggregate principal amount of Exchangeable Senior Subordinated Notes due 2014 (the “Notes”). The Notes will bear interest at an interest rate to be determined payable semiannually. The Notes will be exchangeable at any time at the option of the holder into shares of our common stock at an exchange rate to be determined. If a fundamental change occurs prior to maturity, holders may require XM Inc. to repurchase all or part of their Notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, plus, in certain cases, a make whole premium. Nothing contained herein shall constitute an offer of the Notes.

13% Senior Notes Due 2014

The aggregate principal amount of the unsecured 13% Senior Notes due 2014 (the “Senior Notes”) expected to be issued and outstanding prior to the consummation of this offering, is $778.5 million. Interest is payable semi-annually in arrears on February 1 and August 1 at a rate of 13% per annum. The Senior Notes are unsecured and will mature in 2014, with such maturity to occur earlier in 2013, in certain circumstances. The Senior Notes are expected to be issued on July 31, 2008, by XM Escrow LLC, a Delaware limited liability company and a wholly-owned subsidiary of Holdings (“Escrow LLC”). Escrow LLC will deposit the proceeds of the offering of the Senior Notes into escrow, together with a deposit by Holdings of sufficient cash, cash equivalents or treasury securities to pay accrued interest, if any, and the special mandatory redemption price for the Senior Notes, when and if due. Unless released earlier to effectuate a special redemption, the funds held in escrow will be released to Escrow LLC upon consummation of the Refinancing Transactions. At the time of release, Escrow LLC will merge with and into XM, with XM being the surviving corporation. We, at our option, may redeem the Senior Notes at declining redemption prices at any time, subject to certain restrictions. The Senior Notes are subject to covenants that, among other things, require XM to make an offer to repurchase the Senior Notes at 101% of principal amount in the event of a change of control, and limit its ability and the ability of certain of its subsidiaries to incur additional indebtedness; pay dividends on, redeem or repurchase its capital stock; make investments; engage in transactions with affiliates; create certain liens; or consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries on a consolidated basis.

9.75% Senior Notes Due 2014

The aggregate principal amount of the unsecured 9.75% Senior Notes due 2014 (the “9.75% Notes”) outstanding as of June 30, 2008, is $600 million. Interest is payable semi-annually on May 1 and November 1 at a rate of 9.75% per annum. The 9.75% Notes are unsecured and mature on May 1, 2014. XM Inc., at its option, may redeem the 9.75% Notes at declining redemption prices at any time on or after May 1, 2010, subject to certain restrictions. Prior to May 1, 2010, XM Inc. may redeem the 9.75% Notes, in whole or in part, at a price equal to 100% of the principal amount thereof, plus a make-whole premium and accrued and unpaid interest to the date of redemption. The 9.75% Notes are subject to covenants that, among other things, require XM Inc. to make an offer to repurchase the 9.75% Notes at 101% of principal amount in the event of a change of control, and limit the ability of XM Inc. and the ability of certain of its subsidiaries to incur additional indebtedness; pay dividends on, redeem or repurchase its capital stock; make investments; engage in transactions with affiliates; create certain liens; or consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries on a consolidated basis. XM intends to offer holders of its 9.75% Notes cash in exchange for their existing 9.75% Notes. Holders of a majority in aggregate principal amount of the outstanding 9.75% Notes have agreed to waive the change of control put with respect to the merger on behalf of all holders of its 9.75% Notes, subject to the consummation of the merger and the satisfaction of certain conditions in connection with the Refinancing Transactions prior to August 31, 2008.

1.75% Convertible Senior Notes Due 2009

The aggregate principal amount of Holdings’ 1.75% Convertible Senior Notes due 2009 (the “1.75% Notes”) outstanding as of June 30, 2008, is $400 million. Interest is payable semiannually at a rate of 1.75% per annum. The principal balance is payable in December 2009. The 1.75% Notes may be converted by the holder, at its option, into shares of Holdings’ Class A common stock initially at a conversion rate of 20.0 shares of Class A common stock per $1,000 principal amount, which is equivalent to an initial conversion price of $50 per share of Class A common stock (subject to adjustment in certain events), at any time until December 1, 2009. Upon closing of the pending merger with Holdings, the 1.75% Notes will initially become exchangeable into 92.0 shares of our common stock per $1,000 principal amount. Holdings has agreed with the holders of the 1.75% Notes to increase the interest rate on the 1.75% Notes to 10% per annum (the “New Rate”), effective July 2, 2008. The noteholders that are party to this agreement have agreed not to assert any claim that the merger constitutes a “Fundamental Change” under the existing indenture, which, if any, would require us to make an offer to repurchase the 1.75% Notes at par within a specified period following the merger. The indenture amendment will also clarify that the merger does not constitute a Fundamental Change with respect to the notes held by the noteholders that are party to such agreement. The indenture amendment will be conditioned on the closing of the merger and other customary conditions. The change in interest rate from 1.75% to 10% is expected to result in approximately $16.5 million and $30.3 million in incremental interest exposure in 2008 and 2009, respectively.

Senior Floating Rate Notes Due 2013

The aggregate principal amount of XM Inc.’s unsecured Senior Floating Rate Notes due 2013 (the “Senior Floating Rate Notes”) outstanding as of June 30, 2008, is $200 million. Interest is payable quarterly on May 1, August 1, November 1 and February 1 at a rate currently set at 7.3728% per annum through August 1, 2008. Thereafter, the rate is reset quarterly to 450 basis points over the three-month LIBOR. The Senior Floating Rate Notes are unsecured and will mature on May 1, 2013. XM Inc., at its option, may redeem the Senior Floating Rate

Notes at declining redemption prices at any time on or after May 1, 2008, subject to certain restrictions. The Senior Floating Rate Notes are subject to covenants that, among other things, require the repurchase of the Senior Floating Rate Notes at 101% of principal amount in the event of a change of control, and limit XM Inc.’s ability and the ability of certain of its subsidiaries to incur additional indebtedness; pay dividends on, redeem or repurchase our capital stock; make investments; engage in transactions with affiliates; create certain liens; or consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis. XM Inc. intends to launch an offer to repurchase the Senior Floating Rate Notes following the consummation of the merger.

10% Senior Secured Discount Convertible Notes Due 2009

The aggregate principal amount of XM Inc.’s 10% Senior Secured Discount Convertible Notes due 2009 (the “Discount Notes”) outstanding as of June 30, 2008, is $33.2 million. Interest accrued is payable semi-annually at a rate of 10% per annum, while the principal is payable in December 2009. At any time, a holder of the Discount Notes may convert all or part of the accreted value of its Discount Notes at a conversion price of $3.18 per share of XM common stock. Upon completion of the merger, the Discount Notes will become exchangeable into shares of our common stock at a conversion price of $0.69 per share. At any time on or after December 21, 2006, Holdings and XM Inc. may require holders of the Discount Notes to convert all, but not less than all of the Discount Notes, at the conversion price of $3.18 ($0.69 upon completion of the merger) per share if: (i) shares of Class A common stock have traded on the Nasdaq National Market or a national securities exchange for the previous 30 trading days at 200% of the conversion price, (ii) Holdings reported earnings before interest income and expense, other income, taxes, depreciation (including amounts related to research and development) and amortization greater than $0 for the immediately preceding quarterly period for which Holdings reports its financial results, (iii) immediately following such conversion, the aggregate amount of Holdings and its subsidiaries’ indebtedness is less than $250 million, and (iv) no shares of Holdings’ Series C convertible redeemable preferred stock remain outstanding. The Discount Notes are secured by substantially all of XM Inc.’s assets, including the stock of XM Inc.’s FCC license subsidiary. In addition, the Discount Notes are guaranteed by Holdings, rank equally in right of payment with all of XM Inc.’s other existing and future senior indebtedness, and are senior in right of payment to all of XM Inc.’s existing and future subordinated indebtedness. The Discount Notes are subject to covenants that, among other things, require an offer to repurchase the Discount Notes at 101% of principal amount in the event of a change of control. We do not expect to refinance the Discount Notes because of the current market price of our common stock.

Revolving Credit Facility

On May 5, 2006, Holdings and XM Inc. entered into a $250 million Senior Secured Revolving Credit Facility (the “revolving credit facility”) with a group of banks. The revolving credit facility has a term of three years. Borrowings under the facility will bear interest at a rate of LIBOR plus 150 to 225 basis points or an alternate base rate, to be the higher of the JPMorgan Chase prime rate and the Federal Funds rate plus 50 basis points, in each case plus 50 to 125 basis points. The revolving credit facility is secured by substantially all of XM Inc.’s assets other than specified property. The revolving credit facility includes customary events of default and requires XM Inc. to maintain at all times unrestricted cash and cash equivalents of at least $75 million. On May 21, 2008 XM Inc. executed an amendment to the revolving credit facility to provide that the $75 million in cash and cash equivalents that XM Inc. is required to maintain is decreased to $50 million of cash and cash equivalents until August 20, 2008, after which date it returns to $75 million. The revolving credit facility also includes customary conditions to borrow, including XM Inc. not undergoing any material adverse change.

On February 27, 2008, XM Inc. borrowed $187.5 million available under this revolving credit facility. On May 15, 2008, XM Inc. borrowed the remaining $62.5 million available under this revolving credit facility. The proceeds were used for general corporate purposes, including XM Inc.’s annual payment to MLB and its 2007 payment under the Copyright Royalty Board proceeding, both due in March 2008, its record label settlements and its escrow arrangement for the benefit of MLB to replace the existing surety bond. Interest under the loan is initially 4.75% and is based on 9-month LIBOR. All amounts drawn under the facility are due on May 5, 2009, and are secured by a lien on substantially all of XM Inc.’s assets. As a result of drawing 100% of the amount available under the revolving credit facility, XM Inc. now has full access to the $150 million GM Facility, the proceeds of which may be used only for payments to GM, and matures in December 2009. As of May 15, 2008, XM Inc. has fully drawn down the $250 million revolving credit facility. The revolving credit facility shall survive the merger and amounts borrowed under the revolving credit facility will remain outstanding following the consummation of the merger.

GM Facility

Holdings and XM Inc. have a revolving $150 million Senior Secured Credit Facility with GM (the “GM Facility”) that matures on the earlier of December 31, 2009, or six months after XM Inc. achieves investment grade status. It enables us to make monthly draws to finance payments that become due under XM’s distribution agreement with GM and other GM payments. All draws under the GM Facility bear interest at a per annum rate of LIBOR plus 8%. Interest payments are due semiannually.

XM Inc. is required to prepay the amount of any outstanding advances in an amount equal to the lesser of (i) 50% of Holdings’ excess cash and (ii) the amount necessary to prepay the draws in full. Also, in the event that Holdings or XM Inc. merges with another entity or sells, assigns, transfers, conveys or otherwise disposes of all or substantially all of its assets, then any outstanding advances are required to be prepaid by us. Furthermore, in the event that the $250 million revolving credit facility is terminated prior to its expiration and not replaced with a revolving credit facility of at least $250 million with a term that extends to December 31, 2009, or beyond, then any outstanding advances are required to be prepaid by XM Inc.

In order to make draws under the GM Facility, XM Inc. is required to have a minimum premarketing operating income as defined therein. The GM Facility is unsecured until the first draw, at which time it would then be secured on a second priority basis behind the secured indebtedness permitted to be incurred under XM Inc.’s revolving credit facility. Our subsidiary, XM Equipment Leasing LLC, guarantees our obligations under the GM Facility. During the second quarter of 2008, XM Inc. borrowed approximately $29 million under the GM Facility, all of which was repaid with a portion of the proceeds from our term loan. The GM Facility will terminate upon the consummation of the merger, and amounts outstanding thereunder, if any, will be repaid by XM Inc. at such time.

Term Loan

On June 26, 2008, XM borrowed $100 million under a new term loan, which matures on May 5, 2009 (the “term loan”). The term loan includes market rate syndication and commitment fees, interest and expenses. The terms and conditions of the term loan are substantially the same as XM’s revolving credit facility described above. The proceeds may be used for cash-collateralized letters of credit, working capital and general corporate purposes.

XM Inc. is required to prepay the amount of any outstanding advances in an amount to be determined in the event that XM Inc. issues new debt or equity or receives proceeds from asset sales, subject to carve-outs, exceptions and reinvestment provisions, as applicable. Furthermore, in the event that the term loan is outstanding after 120 days following the closing, XM Inc. is required to pay to the lenders a fee on the principal outstanding at that time. All or any portion of the term loan may be prepaid at any time, subject to reimbursement of redeployment costs on LIBOR loans.

The term loan was placed on substantially the same terms as the revolving credit facility, secured on a pari passu basis with the existing revolving credit facility. Holdings and all of XM Inc.’s material subsidiaries guarantee the obligations under this term loan. The term loan will survive the merger and amounts borrowed under the term loan will remain outstanding following the consummation of the merger. On June 26, 2008, a portion of the proceeds from the term loan was used to repay the outstanding balance on the GM Facility.

Debt of Consolidated Variable Interest Entity

On February 13, 2007, XM Inc. entered into a sale-leaseback transaction with respect to the transponders on the XM-4 satellite, which was launched in October 2006 and placed into service during December 2006. XM Inc. sold the XM-4 transponders to Satellite Leasing (702-4) LLT (the “Trust”), a third-party trust formed solely for the purpose of facilitating the sale-leaseback transaction. The Trust pooled the funds used to purchase the transponders from a $57.7 million investment by an equity investor and the $230.8 million in proceeds from the issuance of its 10% senior secured notes due 2013 (“Debt of consolidated variable interest entity”). Holdings and XM Inc. have accounted for the sale and leaseback of the transponders under sale-leaseback accounting with a capital lease, pursuant to SFAS No. 13, Accounting for Leases, as amended. Furthermore, Holdings and XM Inc. determined that the Trust is a variable interest entity, as that term is defined under FIN No. 46(R), and that they are the primary beneficiary of the Trust. Pursuant to FIN No. 46(R), Holdings and XM Inc. consolidated the Trust into their unaudited financial statements.

XM Inc. sold the XM-4 transponders to the Trust owned by Satellite Leasing (702-4) LLC (“Owner participant”) for $288.5 million. XM Inc. is leasing the transponders for a term of nine years. These lease payment obligations, which are unconditional and guaranteed by Holdings, are senior unsecured obligations and rank equally in right of payment with existing and future senior unsecured obligations. Under the terms of the lease, XM Inc. is obligated to make payments that total $437.4 million, of which $126.6 million is interest, over the nine-year base lease term. Payments totaling $27.9 million and $17.5 million were made in 2007 and in the first six months of 2008, respectively, while the following amounts are due in the future: $15.7 million in the remaining six months of 2008, $28.9 million in 2009, $28.4 million in 2010, $71 million in 2011, $145.8 million in 2012 and $102.2 million thereafter.

XM Inc. can be required to repurchase the transponders upon the occurrence of specified events, including the merger and other change of control events, an event of loss of the satellite (subject to the right to substitute another satellite meeting equivalent or better value and functionality tests), changes in law that impose a material regulatory burden on the Owner participant and events resulting in the absence of another holder (other than XM Inc. and its affiliates) of FCC satellite radio licenses in the frequency bands that can be served by the XM-4 satellite. Accordingly, following the merger, XM Inc. will be required to make an offer to repurchase transponders, unless such repurchase obligation is waived in accordance with the terms of such sale-leaseback transaction. Assuming the merger had occurred on June 30, 2008, XM Inc.’s maximum transponder repurchase obligation, of both debt and equity holders, would have been approximately $309.4 million.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

PLAN OF DISTRIBUTION

The shares of common stock offered by this prospectus supplement are issuable upon exercise of the warrants or upon conversion of the Convertible Senior Notes.

Holdings issued the 1.75% Notes under an indenture, dated as of November 23, 2004, between Holdings and The Bank of New York Mellon, as trustee and XM issued the Discount Notes under a note purchase agreement, dated as of June 16, 2003, among XM and multiple investors. Under the terms of these agreements, the holder of a Convertible Senior Note has the right to convert that note before maturity thereof, assuming the conditions for conversion set forth in the applicable agreement have been satisfied at the time of conversion. The 1.75% Notes mature on December 1, 2009 and the Discount Notes mature on December 31, 2009.

Holdings issued the 2010 warrants pursuant to a warrant agreement dated as of March 15, 2000, with The Bank of New York Mellon as warrant agent (as successor to United States Trust Company of New York), and the 2009 warrants pursuant to a warrant agreement dated as of January 28, 2003, with The Bank of New York Mellon (formerly known as the Bank of New York) as warrant agent. Under the terms of the warrant agreements, the holder of a warrant has the right to exchange that warrant for common stock in return for payment of an exercise price, which may be paid either in cash or without the payment of cash by reducing the number of shares of common stock that would be obtainable upon the exercise of a warrant, assuming the conditions for exchange set forth in the respective warrant agreement has been satisfied at the time of exchange. The 2010 warrants expire on March 15, 2010 and the 2009 warrants expire on December 31, 2009. Holdings issued the XM-4 warrant in 2005 pursuant to its satellite contract with Boeing Satellite Systems. Under the terms of the warrant, the holder thereof has the right to exchange that warrant for common stock in return for payment of an exercise price. The XM-4 warrant expires on July 31, 2008. The XM-5 warrant was also issued in 2005 pursuant to Holdings’ satellite contract with Space Systems/Loral. Under the terms of the warrant, the holder thereof has the right to exchange that warrant for common stock in return for payment of an exercise price. The XM-4 warrant expires on December 31, 2011.

As described elsewhere in this prospectus supplement, Holdings will become our direct, wholly-owned subsidiary as a result of the pending merger with Holdings. In connection with the merger, the Convertible Senior Notes will become exchangeable into shares of our common stock instead of shares of Holdings common stock and the warrants will similarly become exercisable for shares of our common stock, in each case, with appropriate adjustments to the conversion ratio to reflect the consideration for the merger with Holdings. We will execute a supplemental indenture to the indenture for the 1.75% Notes to reflect this change. In addition, we will enter into supplemental warrant agreements for the 2010 warrants and the 2009 warrants, in each case providing that we assume the obligations of XM pursuant to the applicable Warrant Agreement. We will also issue a notice to the holders of the XM-4 warrant and the XM-5 warrant to this effect.

At the closing of the pending merger with Holdings, the 1.75% Notes will become exchangeable into our common stock at a rate of 92 shares per $1,000 principal amount of notes and the Discount Notes will become exchangeable by their holders into our common stock at a price of $0.69 per share. The 2010 warrants will each become exercisable for our common stock entitling the holder to purchase 13,125,861 shares for the exercise price of $9.83 per share, the 2009 warrants will each become exercisable for our common stock entitling the holder to purchase 33,643,986 shares for the exercise price of $0.69 per share, the XM-4 warrant will become exercisable for our common stock entitling the holder to purchase 2,300,000 shares for the exercise price of $2.94 per share and the XM-5 warrant will become exercisable for our common stock entitling the holder to purchase 1,840,000 shares for the exercise price of $7.05 per share.

The respective exercise prices and the numbers of shares issuable upon exercise of each class of warrants are subject to further adjustment upon the occurrence of stock dividends, subdivisions, combinations, distributions and various other events affecting our common stock. Similarly, the exchange ratio of the 1.75% Notes and the conversion price of the Discount Notes are each subject to further adjustment upon the occurrence of stock splits, subdivisions of stock, dividends or distributions and various other events affecting our common stock.

Our outstanding common stock is listed for trading on the NASDAQ Global Select Market under the symbol “SIRI.”

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement will be passed on for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Sirius Satellite Radio Inc. and its subsidiaries appearing in Sirius Satellite Radio Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein) and the effectiveness of Sirius Satellite Radio Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report with respect to the consolidated financial statements refers to XM Satellite Radio Holdings Inc.’s change in the method of accounting for stock-based compensation effective January 1, 2006.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement other information we file with it, which means that we can disclose important information to you by referring you to those documents. This prospectus supplement incorporates important business and financial information about us that is not included in or delivered with this supplement prospectus. The information we file later with the SEC will automatically update and supersede the information included in and incorporated by reference in this prospectus supplement. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1. Our Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 filed on April 29, 2008.

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

3. Our Current Reports on Form 8-K dated February 29, 2008, July 1, 2008 and July 28, 2008 (filing the consent of KPMG LLP related to this prospectus supplement).

4. The description of our common stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 including any amendment or report updating such description.

In addition, we incorporate by reference the documents listed below and any future filings made by Holdings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1. Holdings’ Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 filed on April 29, 2008.

2. Holdings’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

3. Holdings’ Current Reports on Form 8-K filed on February 21, 2007 (and the merger agreement filed therewith), January 7, 2008, February 7, 2008, February 29, 2008, May 21, 2008, June 26, 2008, July 17, 2008, July 21, 2008 (Item 8.01) and July 28, 2008 (Item 8.01).

The referenced documents have been filed with the SEC and are available from the SEC’s internet site and public reference rooms described under “Where you may find additional information.” You may also request a copy of these filings, at no cost, by writing or calling us or Holdings at the following addresses or telephone numbers:

Sirius Satellite Radio Inc. 1221 Avenue of the Americas, 36th floor New York, New York 10020 Phone: (212) 584-5100 Attention: Investor Relations	XM Satellite Radio Holdings Inc. 1500 Eckington Place, N.E. Washington, D.C. 20002-2194 Phone: (202) 380-4000 Attention: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

WHERE YOU CAN FIND MORE INFORMATION

We and Holdings file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings and Holdings’ SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov and through the Nasdaq Stock Market, One Liberty Plaza, New York, NY, 10006, on which our common stock is listed.

PROSPECTUS

COMMON STOCK, PAR VALUE $0.001 PER SHARE

Sirius Satellite Radio Inc. or one or more selling stockholders may offer and sell shares of our common stock from time to time, together or separately, in amounts, at prices and on terms that we will determine at the time of offering.

You should read this prospectus and the accompanying prospectus supplement carefully before you purchase any shares of our common stock. THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

We or selling stockholders may offer and sell shares of our common stock directly to you, through agents selected by us or by such selling stockholders, or through underwriters or dealers we or they select. If we or they use agents, underwriters or dealers to sell shares of our common stock, we will name them and describe their compensation in a prospectus supplement. The net proceeds we expect to receive from sales by us will be set forth in the prospectus supplement. We will not receive any proceeds from sales by selling stockholders.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “SIRI.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus and in the documents that we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of the prospectus is July 25, 2008.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we and/or one or more selling stockholders may sell from time to time shares of our common stock in one or more offerings. This prospectus provides you with a general description of the shares of our common stock that may be offered. Each time we and/or selling stockholders sell shares of our common stock pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus is superseded by the information in the prospectus supplement. You should read this prospectus, the applicable prospectus supplement and the additional information incorporated by reference in this prospectus described below under “Where You Can Find More Information” before making an investment in our common stock.

The prospectus supplement will describe: the number of shares of our common stock being offered, any initial public offering price, the price paid to us and/or the selling stockholders, as the case may be, for the shares, the net proceeds to us and/or them, the manner of distribution and any underwriting compensation, and the other specific material terms related to the offering of the shares. The prospectus supplement may also contain information, where applicable, about material United States federal income tax considerations relating to an investment in our common stock. For more detail on us and our securities, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Because we are a “well-known seasoned issuer,” as defined in Rule 405 of the Securities Act of 1933, as amended, or the Securities Act, we may add to and offer common stock, including additional common stock to be offered in a secondary offering, by filing a prospectus supplement with the SEC at the time of the offering.

Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, the accompanying prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell securities in any jurisdiction where the offer or sale of such securities is not permitted.

In this prospectus, we use the terms “Sirius,” “we,” “us” and “our” to refer to Sirius Satellite Radio Inc. and our consolidated subsidiaries, unless the context indicates otherwise.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made or incorporated by reference in this prospectus. Any statements about our beliefs, plans, objectives, expectations, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projection” and “outlook.” These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus and the documents incorporated by reference, and particularly the risk factors described under “Risk Factors” in this prospectus. Among the significant factors that could cause our actual results to differ materially from those expressed in the forward-looking statements are:

•	the pending merger of XM Satellite Holdings Inc. into one of our subsidiaries, including related uncertainties and risks;

•	the useful life of our satellites, which have experienced circuit failures on their solar arrays and other component failures and are not insured;

•	our dependence upon third parties, including manufacturers and distributors of SIRIUS radios, retailers, automakers and programming providers; and

•	our competitive position versus other forms of audio and video entertainment including terrestrial radio, HD radio, internet radio, mobile phones, iPods and other MP3 devices, and emerging next generation networks and technologies.

Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. In addition, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made, to reflect the occurrence of unanticipated events or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise or to assess with any precision the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks, as well as updates or changes to the risks described below, will be included in the applicable prospectus supplement. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note About Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Certain risks relating to us and our business are described under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 filed on April 29, 2008, which are incorporated by reference into this prospectus, and which you should carefully review and consider.

SIRIUS SATELLITE RADIO INC.

We are a satellite radio provider in the United States. We offer over 130 channels to our subscribers-69 channels of 100% commercial-free music and 65 channels of sports, news, talk, entertainment, traffic, weather and data. The core of our enterprise is programming; we are committed to offering the best audio entertainment.

We broadcast through our proprietary satellite radio system, which currently consists of three orbiting satellites, 124 terrestrial repeaters that receive and retransmit our signal, a satellite uplink facility and its studios. Subscribers receive their service through our radios, which are sold by automakers, consumer electronics retailers, mobile audio dealers and through our website. Subscribers can also receive our music channels and certain other channels over the Internet.

We were incorporated in the State of Delaware as Satellite CD Radio Inc. on May 17, 1990. Our principal offices are located at 1221 Avenue of the Americas, 36th Floor, New York, New York 10020, and our telephone number is (212) 584-5100.

USE OF PROCEEDS

Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from sales of our common stock by us offered hereunder for working capital for general corporate purposes. Pending the use of such net proceeds, we intend to invest these funds in investment-grade, short-term interest bearing securities.

In the case of a sale of our common stock by any selling stockholder, we will not receive the proceeds from such sale.

DESCRIPTION OF COMMON AND PREFERRED STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the common stock and the preferred stock that we may offer from time to time pursuant to this prospectus. While the terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer, we will describe the particular terms of any class or series of these securities in more detail in the applicable prospectus supplement. For the complete terms of our common stock and preferred stock, please refer to our amended and restated certificate of incorporation and amended and restated bylaws that are incorporated by reference into the registration statement of which this prospectus is a part or may be incorporated by reference in this prospectus or any prospectus supplement. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware. The summary below and that contained in any prospectus supplement is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws.

Authorized Capitalization

As of the date of this prospectus, our capital structure consists of 2,500,000,000 authorized shares of common stock, par value $.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $.001 per share. As of June 30, 2008, an aggregate of 1,501,131,817 shares of our common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding. In connection with the merger, the authorized shares of common stock will be increased from 2,500,000,000 to 4,500,000,000.

Common Stock

Voting Rights

General.  Except as otherwise provided by law, as set forth in our amended certificate of incorporation or as otherwise provided by any outstanding series of preferred stock, the holders of our common stock will have general voting power on all matters as a single class.

Votes Per Share.  On each matter to be voted on by the holders of our common stock, each outstanding share of common stock will be entitled to one vote per share.

Cumulative Voting.  Our stockholders are not entitled to cumulative voting of their shares in elections of directors.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution or winding up of Sirius, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding must first be satisfied. The holders of common stock will be entitled to share in any of our remaining assets on a pro rata basis.

Dividends

Shares of common stock are entitled to participate equally in dividends when and as dividends may be declared by our board of directors out of funds legally available.

Preemptive Rights

No holder of shares of any class or series of our capital stock or holder of any security or obligation convertible into shares of any class or series of our capital stock will have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of our capital stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York Mellon.

Anti-takeover Provisions

The Delaware General Corporation Law, which we refer to as the DGCL, and our amended certificate of incorporation and bylaws contain provisions which could discourage or make more difficult a change in control without the support of our board of directors. A summary of these provisions follows.

Notice Provisions Relating to Stockholder Proposals and Nominees.

Our bylaws contain provisions requiring stockholders to give advance written notice of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not less than 70 days and not more than 90 days before the first anniversary of the preceding year’s annual meeting. Under the amended and restated bylaws, a special meeting of stockholders may be called only by the Secretary or any other officer, whenever directed by not less than two members of the board of directors or by the chief executive officer.

Business Combinations.

We are a Delaware corporation which is subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

No Stockholder Rights Plan

We currently do not have a stockholder rights plan.

Description of Sirius Preferred Stock

We have summarized below the material terms of our preferred stock.

General Provisions Relating to Preferred Stock

The preferred stock may be issued from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in our amended certificate of incorporation, or in a resolution or resolutions providing for the issue of that series adopted by our board of directors.

Our board of directors has the authority to create one or more series of preferred stock and, with respect to each series, to fix or alter as permitted by law:

•	the number of shares and the distinctive designation of the series;

•	the voting power, if any; and

•	any other terms, conditions, special rights and protective provisions.

Series A Convertible Preferred Stock

Designation and Conversion.  In connection with the merger, we will establish a new series of preferred stock, which will be designated “Series A convertible preferred stock” and which will have substantially the same powers, designations, preferences, rights and qualifications as the XM Series A convertible preferred stock currently outstanding. There were 5.4 million shares of XM Series A convertible preferred stock outstanding as of March 31, 2008, each of which will be converted into the right to receive 4.6 shares of the newly designated Sirius Series A convertible preferred stock upon consummation of the merger.

Each holder of Series A convertible preferred stock may convert any whole number or all of such holder’s shares of Series A convertible preferred stock into shares of common stock at the rate of one share of common stock for each share of Series A convertible preferred stock. Following a recapitalization, each share of Series A convertible preferred stock shall be convertible into the kind and number of shares of stock or other securities or property of Sirius or otherwise to which the holder of such share of Series A convertible preferred stock would have been entitled to receive if such holder had converted such share into common stock immediately prior to such recapitalization. Adjustments to the conversion rate shall similarly apply to each successive recapitalization.

Voting and Other Rights.  Except as set forth below, holders of Series A convertible preferred stock are entitled to vote, together with the holders of the shares of our common stock (and any other class or series that may similarly be entitled to vote with the shares of our common stock) as a single class, upon all matters upon which holders of our common stock are entitled to vote, with each share of Series A convertible preferred stock entitled to 1/5th of one vote on such matters. Moreover, so long as any shares of the Series A convertible preferred stock are outstanding, we cannot, without first obtaining the approval by vote or written consent, in the manner provided by law, of a majority of the total number of shares of the Series A convertible preferred stock at the time outstanding, voting separately as a class, either (a) alter or change any or all of the rights, preferences, privileges and restrictions granted to or imposed upon the Series A convertible preferred stock, or (b) increase or decrease the authorized number of shares of Series A convertible preferred stock.

Dividends.  The holders of Series A convertible preferred stock receive dividends and distributions of Sirius ratably with the holders of shares of common stock.

Liquidation, Dissolution, Winding Up or Insolvency

In the event of any liquidation, dissolution, winding up or insolvency of Sirius, the holders of Series A convertible preferred stock are entitled to be paid first out of the assets of Sirius available for distribution to holders of capital stock of all classes (whether such assets are capital, surplus or earnings), an amount equal to $2.0706122 per share of Series A convertible preferred stock, together with the amount of any accrued or capitalized dividends:

•	before any distribution or payment is made to any common stockholders or holders of any other class or series of capital stock of Sirius designated to be junior to the Series A convertible preferred stock; and

•	subject to the liquidation rights and preferences of any class or series of preferred stock designated in the future to be senior to, or on a parity with, the Series A convertible preferred stock with respect to liquidation preferences.

After payment in full of the liquidation preference to the holders of Series A convertible preferred stock, holders of the Series A convertible preferred stock have no right or claim to any of the remaining available assets.

PLAN OF DISTRIBUTION

We and/or one or more selling stockholders may sell the shares of our common stock being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.

We will set forth in a prospectus supplement the terms of that particular offering of shares of our common stock, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the shares of our common stock being offered and the proceeds we and/or the selling stockholder or stockholders will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional shares from us and/or the selling stockholder or stockholders;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges or markets on which such shares may be listed.

We and/or the selling stockholder or stockholder may enter into derivative transactions or forward sale agreements on the shares with third parties. In such event, we and/or the selling stockholder or stockholders, if applicable, may pledge the shares underlying such transactions to the counterparties under such agreements, to secure our or their delivery obligations. The counterparties or third parties may also borrow shares from us, the selling stockholder or stockholders or third parties and sell such shares in a public offering. This prospectus may be delivered in conjunction with such sales. Upon settlement of such transactions, we and/or the selling stockholder or stockholders, if applicable, may deliver shares to the counterparties that, in turn, the counterparties may deliver to us, the selling stockholder or stockholders or third parties, as the case may be, to close out the open borrowings of shares. The counterparty in such transactions will be an underwriter and will be identified in the prospectus supplement.

Agents

We and/or the selling stockholder or stockholders may designate agents who agree to use their reasonable efforts to solicit purchases of our common stock for the period of their appointment or to sell our common stock on a continuing basis.

Underwriters

If we and/or the selling stockholder or stockholders use underwriters for a sale of shares of our common stock, the underwriters will acquire such shares for their own account. The underwriters may resell the shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares will be subject to the conditions set forth in the applicable underwriting agreement. We and/or the selling stockholder or stockholders may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We and/or the selling stockholder or stockholders may use underwriters with whom we or they have a material relationship. We will describe the nature of any such relationship in any prospectus supplement naming any such underwriter.

Direct Sales

We and/or the selling stockholder or stockholders may also sell shares of our common stock directly to one or more purchasers without using underwriters or agents. Underwriters, dealers and agents that participate in the distribution of the shares may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and/or the selling stockholder or stockholders and any profit on their resale of the shares may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We and/or the selling stockholder or stockholders may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us and/or the selling stockholder or stockholders in the ordinary course of their businesses.

Trading Market and Listing of Our Common Stock

Our common stock is listed on The Nasdaq Global Select Market and trades under the symbol “SIRI.” All shares of our common stock offered pursuant to this prospectus will also be listed for trading on The Nasdaq Global Select Market to the extent that our common stock is otherwise so listed. We may elect to list our common stock on any exchange or market, but we are not obligated to do so. It is possible that one or more underwriters may make a market in our common stock, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our common stock.

Stabilization Activities

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

Passive Market Marking

Any underwriters who are qualified market markers on The Nasdaq Global Select Market may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

Unless otherwise indicated in a prospectus supplement, the validity of the common stock to be offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Sirius Satellite Radio Inc. appearing in our Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein) and the effectiveness of our internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus other information we file with it, which means that we can disclose important information to you by referring you to those documents. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information we file later with the SEC will automatically update and supersede the information included in and incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1. Our Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 filed on April 29, 2008.

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

3. Our Current Reports on Form 8-K dated February 29, 2008 and July 1, 2008.

4. The description of our common stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 including any amendment or report updating such description.

We have filed each of these documents with the SEC and they are available from the SEC’s internet site and public reference rooms described under “Where you may find additional information about us.” You may also request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th floor
New York, New York 10020
(212) 584-5100

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at its regional offices. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s internet site at http://www.sec.gov.

Common Stock

PROSPECTUS

July 25, 2008